EXECUTION VERSION
        CONFIDENTIAL

MEMBERSHIP INTEREST PURCHASE AGREEMENT
by and among
LAUREATE EDUCATION, INC.
EXETER STREET HOLDINGS, LLC
UNIVERSITY OF ST. AUGUSTINE FOR HEALTH SCIENCES, LLC
AND
UNIVERSITY OF ST. AUGUSTINE ACQUISITION CORP.

Dated as of April 24, 2018

ARTICLE I DEFINITIONS	1

ARTICLE II SALE AND PURCHASE	13

2.1	Sale and Purchase of Interests 13

2.2	Purchase Price 13

2.3	Purchase Price Adjustment 14

2.4	Withholding 15

ARTICLE III CLOSING AND DELIVERIES	16

3.1	Closing 16

3.2	Deliveries by Seller 16

3.3	Deliveries by Buyer 17

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF SELLER AND THE COMPANY	18

4.1	Organization and Standing; Authority 18

4.2	Capitalization 18

4.3	No Subsidiaries 19

4.4	No Conflict; Required Filings and Consents 19

4.5	Financial Statements 19

4.6	Taxes 20

4.7	Personal Property 21

4.8	Real Property 22

4.9	Sufficiency of Assets 22

4.10	Compliance with Law 23

4.11	Compliance with Educational Laws 23

4.12	Permits 26

4.13	Insurance 27

4.14	Material Contracts 27

4.15	Legal Proceedings 29

4.16	Intellectual Property 29

4.17	Personnel; Employee Benefit Plans 31

4.18	Conduct of Business Since the Balance Sheet Date 33

4.19	Affiliated Transactions 33

4.20	Environmental 34

4.21	Suppliers 34

4.22	Illegal Payments 34

4.23	No Brokers 35

4.24	No Other Representations or Warranties 35

ARTICLE V REPRESENTATIONS AND WARRANTIES OF BUYER	35

5.1	Investment Intent 35

5.2	Organization and Standing 35

5.3	Authority, Validity and Effect 35

5.4	No Conflict; Required Filings and Consents 36

5.5	Compliance with Educational Laws 36

5.6	Independent Investigation; No Reliance 37

5.7	Sufficiency of Funds 37

5.8	Equity Commitment 37

5.9	Solvency 38

5.10	No Brokers 38

ARTICLE VI COVENANTS AND AGREEMENTS	38

6.1	Interim Operations of the Company 38

6.2	Reasonable Access; Confidentiality 40

6.3	Publicity 42

6.4	Records 42

6.5	Insurance 42

6.6	Commercially Reasonable Efforts; Cooperation 43

6.7	Employee Matters 44

6.8	No Negotiation 46

6.9	Regulatory Authorizations; Consents 47

6.10	Satisfaction of DOE and Related Requirements 48

6.11	R&W Policy 48

6.12	Financing 48

6.13	Tax Sharing Agreements 50

6.14	Equity Commitment Letter 50

6.15	Intercompany Loan 50

6.16	Assignment of Austin Building C Lease 50

ARTICLE VII CONDITIONS TO CLOSING	51

7.1	Conditions to Obligation of each Party 51

7.2	Conditions to Obligations of Seller 52

7.3	Conditions to Obligations of Buyer 52

7.4	Frustration of Closing Conditions 53

ARTICLE VIII TERMINATION OF AGREEMENT	53

8.1	Termination 53

8.2	Effect of Termination 53

ARTICLE IX REMEDIES	54

9.1	Survival 54

9.2	Indemnification by Buyer 55

9.3	Indemnification by Seller 55

9.4	Exclusive Remedy 55

9.5	Limitations on Indemnification Payments 55

9.6	Procedures 58

9.7	Specific Performance 60

9.8	Subrogation 61

9.9	Adjustment to Purchase Price 61

ARTICLE X TAX MATTERS	61

10.1	Cooperation; Audits 61

10.2	Tax Returns 62

10.3	Proration; Property Taxes 62

10.4	Controversies 63

10.5	Amendment of Tax Returns 63

10.6	Certain Taxes 63

10.7	Refunds or Credits 64

10.8	Allocation 64

ARTICLE XI MISCELLANEOUS AND GENERAL	64

11.1	Expenses 64

11.2	Non-Recourse 64

11.3	Projections 64

11.4	Exhibits and Schedules 65

11.5	Successors and Assigns 65

11.6	Third Party Beneficiaries 65

11.7	Notices 65

11.8	Complete Agreement 66

11.9	Captions 66

11.10	Time 67

11.11	Amendment 67

11.12	Waiver 67

11.13	Choice of Law; Venue 67

11.14	Waiver of Jury Trial 67

11.15	Severability 68

11.16	Counterparts; Facsimile or Electronic Signatures 68

11.17	Construction 68

11.18	Conflict of Interest 68

11.19	Parent Guarantee 69

Exhibits
Exhibit A    -    Form of Transition Services Agreement
Exhibit B    -    Form of Restrictive Covenant Agreement
Exhibit C    -    Form of Release Agreement
Exhibit D    -    Form of IP License Agreement

MEMBERSHIP INTEREST PURCHASE AGREEMENT
This Membership Interest Purchase Agreement (this “Agreement”), dated as of April 24, 2018, is entered into by and among Laureate Education, Inc., a Delaware public benefit corporation (“Parent”), Exeter Street Holdings, LLC, a Maryland limited liability company (“Seller”), the University of St. Augustine for Health Sciences, LLC, a California limited liability company (the “Company”) and the University of St. Augustine Acquisition Corp., a Delaware corporation (“Buyer”).
RECITALS
WHEREAS, Seller is the record and beneficial owner of all of the issued and outstanding limited liability company membership interests of the Company (the “Company LLC Interests”);
WHEREAS, Seller wishes to sell to Buyer and Buyer wishes to purchase from Seller, all of the Interests upon the terms set forth in this Agreement;
WHEREAS, in order to induce Buyer to enter into this Agreement, simultaneously with the execution of this Agreement Parent and Seller have executed and delivered to Buyer a restrictive covenant agreement, attached hereto as Exhibit B (the “Restrictive Covenant Agreement”), which Restrictive Covenant Agreement shall become effective only upon the Closing Date;
WHEREAS, in order to induce the parties to enter into this Agreement, simultaneously with the execution of this Agreement Parent, Seller and Buyer have executed and delivered a general release, attached hereto as Exhibit C (the “Release Agreement”), which Release Agreement shall become effective only upon the Closing Date; and
WHEREAS, immediately prior to the execution and delivery of this Agreement, Buyer has obtained a representation and warranty insurance policy providing coverage in the amount of $30,000,000 (the “R&W Policy”).
NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements set forth herein, subject to the terms and conditions set forth herein and intending to be legally bound, Seller, the Company and Buyer hereby agree as follows:
Article I
DEFINITIONS
For purposes of this Agreement:
“Accrediting Body” means ACOTE, CAPTE and WASC.
“ACOTE” means the Accreditation Council for Occupational Therapy Education.
“Action” means any claim, cause of action, action, complaint, audit, hearing, suit, proceeding, investigation (formal or informal) or arbitration proceeding by or before any Governmental Authority or Educational Agency.
“Affiliate” means with respect to any Person, any other Person that directly or indirectly controls, is controlled by or is under common control with that Person. For purposes of this definition, the terms “controls”, “controlled by” and “under common control with” mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise. An Affiliate of any natural person also includes that Person’s immediate family members.
“Affiliate Contracts” has the meaning set forth in Section 4.19.
“Agreement” has the meaning set forth in the preamble.
“Antitrust Laws” has the meaning set forth in Section 4.4(b).
“Arbitration Firm” has the meaning set forth in Section 2.3(c).
“Assignment Agreement” has the meaning set forth in Section 3.2(m).
“Assumed Company Benefit Plan” has the meaning set forth in Section 4.17(b).
“Audited Closing Balance Sheet” has the meaning set forth in Section 2.3(c).
“Audited Financial Statements” has the meaning set forth in Section 4.5(a).
“Austin C Lease” has the meaning set forth in Section 6.16.
“Balance Sheet Date” has the meaning set forth in Section 4.5(a).
“Basket” has the meaning set forth in Section 9.5(d).
“Business Day” means any day other than a Saturday, Sunday or a day on which banks in New York, New York are authorized or obligated by Law or executive order to close.
“Buyer” has the meaning set forth in the preamble.
“Buyer Claim” has the meaning set forth in Section 9.6(b).
“Buyer Claim Notice” has the meaning set forth in Section 9.6(b).
“Buyer Disclosure Schedules” means the Schedules delivered by Buyer pursuant to ARTICLE V.
“Buyer Indemnitees” has the meaning set forth in Section 9.3.
“Buyer’s Knowledge” means the actual knowledge of Andrew Sheiner, Paul Nicoletti and Scott Werry, after due inquiry.
“Cap” has the meaning set forth in Section 9.5(d).
“CAPTE” means the Commission for Accreditation of Physical Therapy Education.
“Cash” means, without duplication, as of the date in question and determined in accordance with GAAP, all cash and cash equivalents, marketable securities and short term investments (including the amount of all checks and other wire transfers and drafts deposited, but excluding the amounts of all issued but uncleared checks and drafts and other restricted cash balances). Any monetary conversion from the currency of a foreign country to United States dollars shall be calculated using the applicable exchange rates set forth in The Wall Street Journal, Eastern Edition, on the Business Day prior to the Closing Date.
“Cash Statement” has the meaning set forth in Section 2.3(b).
“CCNE” means the Commission on Collegiate Nursing Education.
“Claim” has the meaning set forth in Section 9.6(a).
“Claim Response” has the meaning set forth in Section 9.6(a).
“Claims Notice” has the meaning set forth in Section 9.6(a).
“Closing” has the meaning set forth in Section 3.1.
“Closing Date” has the meaning set forth in Section 3.1.
“Code” means the Internal Revenue Code of 1986, as amended.
“Collection and Use” has the meaning set forth in Section 4.16(e).
“Collective Bargaining Agreement” has the meaning set forth in Section 4.14(i).
“Company” has the meaning set forth in the preamble.
“Company Benefit Plan” has the meaning set forth in Section 4.17(b).
“Company Debt” means, without duplication, all amounts, contingent or otherwise, of the Company for: (a) senior debt, including subordinated debt and any drawn letters of credit (up to the amount drawn); (b) borrowed money for the deferred purchase price of property or services (other than trade payables), lease obligations that are required to be classified as capitalized lease obligations in accordance with GAAP, conditional sale, earn-out or other title retention agreements, except for amounts payable under leases of automobiles leased by the Company for use by its employees; (c) any other indebtedness that is evidenced by a note, bond, debenture or similar instrument; (d) deferred rent, including obligations related to tenant improvement allowances, calculated in accordance with GAAP; (e) any interest rate swap, forward contract or other hedging arrangement of the Company; (f) any accrued interest, fees or penalties in respect of any of the foregoing; (g) any prepaid student deposits or student tuition and fees for services to be rendered more than one year after payment; and (h) any amounts owed to employees for compensation or benefits recorded or administered by Seller, including the pro-rated portion of any annual bonuses for the fiscal years ended December 31, 2018 and/or December 31, 2019 (including any payroll, employment or similar Taxes imposed with respect to such payments), but excluding an undrawn letter of credit in the amount of approximately $15,000, and the items, if any, listed on Schedule 1. Notwithstanding anything to the contrary herein nor any changes in applicable Laws or accounting rules between the date hereof and the Closing Date, the capital lease obligations set forth on Schedule 1 will be treated as “Company Debt” as of the Closing Date.
“Company Disclosure Schedules” means the Schedules delivered by the Company pursuant to ARTICLE IV.
“Company Financial Statements” has the meaning set forth in Section 4.5(a).
“Company Intellectual Property” means all Intellectual Property owned, used or held for use by the Company.
“Company LLC Units” has the meaning set forth in the recitals.
“Company Software” has the meaning set forth in Section 4.16(h).
“Company Systems” has the meaning set forth in Section 4.16(d).
“Compliance Date” means July 1, 2015.
“Confidentiality Agreement” has the meaning set forth in Section 6.2(a).
“Consent” means any notice, consent, approval, authorization, qualification, waiver or registration required to be obtained from, filed with or delivered to any Person in connection with the consummation of the transactions contemplated hereby.
“Continuation Period” has the meaning set forth in Section 6.7(a).
“Contracts” means all contracts, leases, licenses and other commitments or agreements (including any amendments and other modifications thereto) to which the Company is a party, whether written or oral, that are in effect on the date hereof.
“Copyrights” means all copyrights and copyrightable works, whether in published or unpublished form; rights to compilations, educational works and materials, collective works and derivative works of any of the foregoing and moral rights in any of the foregoing; and registrations and applications for registration for any of the foregoing and any renewals or extensions thereof.
“Data Security Requirements” means, collectively, all of the following to the extent relating to privacy, security, or security breach notification requirements applicable to the Company or to the conduct of the Company’s business: (a) the Company’s own rules, policies, and procedures; (b) all applicable laws and legal requirements (including data protection and privacy laws and regulations such as the Federal Education Rights and Privacy Act (FERPA), Health Insurance Portability and Accountability Act (HIPAA), and its associated privacy and security rules); (c) the Payment Card Industry Data Security Standard (PCI DSS), to the extent applicable; and (d) contracts into which the Company has entered or by which it is otherwise bound.
“Debt Financing” has the meaning set forth in Section 6.12.
“DBR” means Drinker Biddle & Reath LLP.
“Dispute Notice” has the meaning set forth in Section 9.6(b).
“Dispute Period” has the meaning set forth in Section 9.6(b).
“DOE” means the United States Department of Education and any successor agency administering student financial assistance under Title IV.
“Domain Names” means Internet electronic addresses, uniform resource locators and alphanumeric designations associated therewith registered with or assigned by any domain name registration authority as part of an electronic address on the Internet and all applications for any of the foregoing.
“Educational Agency” means DOE, U.S. Department of Veterans’ Affairs, and any Accrediting Body, or State Educational Agency that engages in granting or withholding Educational Approvals in accordance with standards relating to the performance, operation, financial condition, or academic standards of such schools and programs.
“Educational Approval” means any license, permit, authorization, certification, accreditation, or similar approval, issued or required to be issued by an Educational Agency including any such approval for (a) the School to operate and offer its educational programs in all jurisdictions in which it physically operates or is required to be authorized; or (b) for the School to participate in any program of Student Financial Assistance, but excluding any license for persons engaged in recruiting.
“Educational Consents” means any approval, authorization or consent by any Educational Agency, or any notification to be made by the parties to an Educational Agency, with regard to the transactions contemplated by this Agreement and the Transaction Documents, whether pre-Closing or post-Closing, which is necessary under applicable Educational Law in order to maintain or continue any Educational Approval presently held by the School, as set forth on Schedule 6.9.
“Educational Law” means any statute, law, ordinance, regulation, rule, code, order, constitution, treaty, common law, judgment, decree, other requirement or rule of law of any Educational Agency, or any Accrediting Body standard applicable to the School, including without limitation the provisions of Title IV of the HEA.
“Employee” has the meaning set forth in Section 6.7(a).
“Environmental Law” means any Law, and any Governmental Order or binding agreement with any Governmental Authority: (a) relating to pollution (or the cleanup thereof) or the protection of natural resources, endangered or threatened species, human health or safety, or the environment (including ambient air, soil, surface water or groundwater, or subsurface strata); or (b) concerning the presence of, exposure to, or the management, manufacture, use, containment, storage, recycling, reclamation, reuse, treatment, generation, discharge, transportation, processing, production, disposal, handling, release or remediation of any Hazardous Materials.
“Equity Commitment Letter” has the meaning set forth in Section 5.8(a).
“ERISA” means the United States Employee Retirement Income Security Act of 1974, as amended to date.
“ERISA Affiliate” means each entity that is treated as a single employer with the Company for purposes of Section 414 of the Code.
“Estimated Cash” has the meaning set forth in Section 2.3(a).
“Estimated Working Capital” has the meaning set forth in Section 2.3(a).
“Final Closing Statement” has the meaning set forth in Section 2.3(b).
“Final Purchase Price” has the meaning set forth in Section 2.3(b).
“Financing Source” means the Persons that have committed to provide or have otherwise entered into agreements in connection with the Debt Financing in connection with the transactions contemplated hereby, and any joinder agreements, indentures or credit agreements entered into pursuant thereto, together with their Affiliates and representatives involved in the Debt Financing and their successors and assigns.
“Fund” has the meaning set forth in Section 5.8(a).
“Fundamental Representations” refers to the representations and warranties of Seller and the Company contained in Section 4.1 (Organization and Standing; Authority), Section 4.2 (Capitalization), Section 4.3 (No Subsidiaries), Section 4.19 (Affiliated Transactions) and Section 4.23 (No Brokers), and the representations and warranties of Buyer set forth in Section 5.1 (Investment Intent), Section 5.2 (Organization and Standing), Section 5.3 (Authority, Validity and Effect) and Section 5.10 (No Brokers).
“GAAP” means United States generally accepted accounting principles as in effect on the date hereof.
“General Enforceability Exceptions” has the meaning set forth in Section 4.1(c)
“Governmental Antitrust Authority” has the meaning set forth in Section 6.6(b).
“Governmental Authority” means any government, governmental or regulatory body or political subdivision, whether federal, state, local or foreign, or any agency, commission, instrumentality, authority or department of any such government, governmental or regulatory body or political subdivision, or any federal, state, local or foreign court, tribunal or arbitrator (public or private),but excluding any Educational Agency.
“Governmental Consent” means a Consent required by a Governmental Authority.
“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination, permit, assessment or award entered by or with any Governmental Authority or Educational Agency.
“Hazardous Materials” means: (a) any material, substance, chemical, waste, product, derivative, compound, mixture, solid, liquid, mineral or gas, in each case, whether naturally occurring or manmade, that presents a risk to human health or the environment or is hazardous, acutely hazardous, toxic, or words of similar import or regulatory effect under Environmental Laws or is otherwise governed, regulated or for which liability or standards of conduct may be imposed under Environmental Laws; and (b) any petroleum or petroleum-derived products, radon, radioactive materials or wastes, asbestos in any form, lead or lead-containing materials, urea formaldehyde foam insulation, and polychlorinated biphenyls.
“HEA” means the Higher Education Act of 1965, 20 U.S.C. § 1001 et seq., as amended, and any successor statute thereto.
“HSR Act” has the meaning set forth in Section 4.4(b).
“Indemnifying Party” has the meaning set forth in Section 9.6(c).
“Indemnitees” has the meaning set forth in Section 9.5.
“Insurance Policies” has the meaning set forth in Section 6.5(b).
“Intellectual Property” means Copyrights, Domain Names, Patents, Trademarks, Trade Secrets, software (including data, databases and documentation), and all other intellectual property rights throughout the world, including the right to sue for past, present and future infringement, misappropriation or other violation thereof.
“Intercompany Loan” means the loan due under that certain Loan Agreement, dated as of June 10, 2016, by and between the Company and Parent.
“Interests” has the meaning set forth in the recitals.
“Interim Financial Statements” has the meaning set forth in Section 4.5(a).
“IP License Agreement” has the meaning set forth in Section 3.2(j).
“IRS” means the United States Internal Revenue Service.
“Law” means any federal, state, local or foreign law (including common law), statute, code, ordinance, rule or regulation, Governmental Order or other requirement of any Governmental Authority in effect on or prior to the Closing Date.
“Leased Real Property” means all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by the Company.
“Leases” means all leases, subleases, licenses, concessions and other agreements (written or oral) pursuant to which the Company holds any Leased Real Property, including the right to all security deposits and other amounts and instruments deposited by or on behalf of the Company thereunder.
“Lien” means any mortgage, lien, security interest, option, pledge, mechanic’s lien, deed of trust, claim, lease, charge, right of first refusal, easement, servitude, transfer restriction or other similar encumbrance, excluding Permitted Liens.
“Material Adverse Effect” means any change, occurrence, event or development that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on: (a) the business, results of operations or condition (financial or otherwise) of the Company; or (b) the ability of Seller or the Company to perform its obligations under this Agreement or to consummate the transactions contemplated hereby; provided, however, that none of the following, either alone or in combination, shall be deemed to constitute, or be taken into account in determining whether there has been, such a material adverse effect: any change, occurrence, event or development: (i) resulting from general economic, political, financial, banking, credit or securities market conditions, including any disruption thereof and any interest or exchange rate fluctuations; (ii) affecting companies in the industry in which the Company conducts its business generally; (iii) resulting from the announcement or performance of, or compliance with, or the public or industry knowledge of this Agreement or the transactions contemplated hereby; (iv) resulting from any changes in applicable Laws or accounting rules; or (v) resulting from natural disasters, acts of terrorism or war (whether or not declared), or epidemic or pandemic; provided, further, however, that any change, occurrence, event or development referred to in clauses (i), (ii), (iv) and (v) shall be taken into account in determining whether a Material Adverse Effect has occurred if such change, occurrence, event or development has a disproportionate adverse impact on the Company relative to similarly situated Persons operating in the industries in which the Company operates.
“Material Contracts” has the meaning set forth in Section 4.14.
“Net Working Capital” means: (a) the Company’s current assets, excluding Cash, the amounts of all issued but uncleared checks and drafts and other restricted cash balances, intercompany receivables and any current income Tax assets; minus (b) the Company’s current liabilities, excluding current liabilities for any income Taxes, intercompany payables, obligations and liabilities arising under Affiliate Contracts, Selling Expenses and the current portion of Company Debt, calculated in accordance with GAAP and the principles, policies, practices, procedures, classifications, and judgment and estimation methodologies set forth on Schedule 1, to the extent consistent with GAAP. For the avoidance of doubt, “Net Working Capital” shall not include any amounts included in the calculation of Cash, including restricted cash, Company Debt or Selling Expenses.
“Notice” has the meaning set forth in Section 9.6(b).
“Parent” has the meaning set forth in the recitals.
“Paris” has the meaning set forth in the definition of the Paris Purchase Agreement.
“Paris Purchase Agreement” means the Stock Purchase Agreement dated June 28, 2013 by and among Patris of St. Augustine, Inc., Dr. Stanley V. Paris, the Stanley V. Paris Revocable Trust (jointly and severally, “Paris”), the Company and Seller.
“Patents” means all patents, industrial and utility models, industrial designs, petty patents, patents of importation, patents of addition, certificates of invention, and any other indicia of invention ownership issued or granted by any Governmental Authority, including all provisional applications, priority and other applications, divisionals, continuations (in whole or in part), extensions, reissues, reexaminations or equivalents or counterparts of any of the foregoing.
“Payoff Letters” means the letters provided to the Company by the lenders or other holders of certain Company Debt in connection with the repayment in full of the outstanding Company Debt (other than with respect to the Leases) due thereunder as contemplated by this Agreement.
“Permit” means any license, permit, authorization, certificate of authority, qualification, franchise, order, approval, concession, registration, variance or exemption or similar document or authority that has been issued or granted or required to be issued by any Governmental Authority.
“Permitted Liens” means: (a) Liens arising under or related to the Company Debt that are disclosed in the Company Financial Statements and that will be released on or prior to the Closing; (b) Liens for Taxes, assessments and other charges of Governmental Authorities not yet due and payable or being contested in good faith by appropriate proceedings for which appropriate reserves have been established in accordance with GAAP; (c) mechanics’, workmen’s, repairmen’s, warehousemen’s, carriers’ or other like Liens arising or incurred in the ordinary course of business for amounts which are not due and payable; (d) the Liens set forth on Schedule 1; and (e) with respect to the Leased Real Property: (i) easements, encroachments, restrictions, rights-of-way and any other non-monetary title defects or anything which may be shown by a current, accurate survey; and (ii) zoning, building and other similar regulations; provided, however, that none of the foregoing described in this clause (e) will: (A) render title unmarketable; or (B) individually or in the aggregate materially impair the continued use and operation of the property to which they relate in the business of the Company as presently conducted.
“Person” means any individual, sole proprietorship, partnership, corporation, limited liability company, joint venture, unincorporated society or association, trust or other legal entity or Governmental Authority.
“Personal Data” means information that would identify or that is associated with any natural person and that has been collected or otherwise obtained by the Company, including all such information subject to any applicable Law respecting the privacy of student, financial, credit, medical or other information, including name, address, telephone number, fax number, electronic mail address or other contact information, geographic locations, IP addresses, facial likenesses, social security or insurance numbers, bank account number or credit card numbers, racial or ethnic origin, political opinions, religious or philosophical beliefs, trade or labor union membership, physical or mental health, sexual orientation, criminal offenses or any data that would identify any natural person, together with any other information about a natural person which is combined with or linked to any of the foregoing information, but excluding all de-identified data and all aggregated data derived from any of the foregoing information.
“PPPA” means a Provisional Program Participation Agreement issued to the School post-Closing and countersigned by or on behalf of the Secretary of the DOE, evidencing the DOE’s certification of the School to continue its Title IV Program participation following consummation of the transactions contemplated by this Agreement.
“Pre-Closing Claim” has the meaning set forth in Section 6.5(b).
“Pre-Closing Tax Periods” has the meaning set forth in Section 10.1(a).
“Purchase Price” has the meaning set forth in Section 2.2(a).
“R&W Insurance Amount” means 50% of the total cost attributable to the R&W Policy.
“R&W Policy” has the meaning set forth in the recitals.
“Reference Date” means December 13, 2016.
“Reference Material Contracts” has the meaning set forth in Section 4.14.
“Release Agreement” has the meaning set forth in the recitals.
“Required Post-Closing Educational Consents” means those Educational Consents that must be effectuated or obtained after the Closing, as identified on Schedule 6.9(b).
“Required Pre-Closing Educational Consents” means those Educational Consents that applicable Educational Laws require to be effectuated or obtained prior to the Closing, as identified on Schedule 6.9(a).
“Response Period” has the meaning set forth in Section 9.6(a).
“Responsible Party” has the meaning set forth in Section 9.6(c).
“Restrictive Covenants Agreement” has the meaning set forth in the recitals.
“School” means the institution of higher education owned and operated by the Company which has been issued Office of Postsecondary Education Identification Number 03171300 by the DOE, including the main campus and any other campus, branch, satellite location, or other facility leased by the Company at which it offers 50% or more of an educational program, and any education programs offered via online delivery, but excluding sites used by the institution for the purposes of offering students clinical rotations.
“Securities Act” means the Securities Act of 1933, as amended.
“Seller” has the meaning set forth in the preamble.
“Seller’s 401(k) Plan” has the meaning set forth in Section 6.7(f).
“Seller Indemnitees” has the meaning set forth in Section 9.2.
“Seller’s Knowledge” means the actual knowledge of Vivian Sanchez, Divina Grossman, Jennifer Briar, Jeffrey Lagasse, Terry Rakosky, Karen Gersten and Susan Waugh after due inquiry.
“Selling Expenses” means all of the unpaid fees and expenses incurred by Seller and/or the Company prior to the Closing relating to the negotiation, preparation and execution of this Agreement and the Transaction Documents and the completion of the transactions contemplated hereby and thereby, including: (a) amounts owed to attorneys, accountants and investment banks, including DBR and Macquarie Capital (USA) Inc.; (b) the R&W Insurance Amount; and (c) (i) all sale, “stay-around”, retention or similar bonuses or payments; and (ii) all separation, severance, redundancy, termination or similar-type payments, in each case to current or former directors, officers, employees and consultants paid as a result of or in connection with the transactions contemplated hereby, in the case of clauses (c)(i), and (c)(ii), together with the employee’s portion (together with any employer’s portion, to the extent payable by the Company) of payroll, employment or similar Taxes imposed with respect to such payments. For the avoidance of doubt, “Selling Expenses” shall include any unpaid fees and expenses related to the prior sale process for the Company in 2016 and any other abandoned transaction processes.
“Seller Obligations” has the meaning set forth in Section 11.19.
“Sensitive Company Data” means confidential and proprietary information of the Company (including, without limitation, any Personal Data).
“State Educational Agency” means any state licensing agency that regulates educational institutions offering educational programs via residential or online delivery or otherwise operating within such agency’s jurisdiction, including, but not limited to, the California Bureau for Private Postsecondary Education, the Florida Department of Education Commission for Independent Education, the Texas Higher Education Coordinating Board, and the Texas Workforce Commission.
“Straddle Period” has the meaning set forth in Section 10.3.
“Student Financial Assistance” means any form of financial assistance, grants or loans provided to any student pursuant to: (i) the Title IV Programs and any other program authorized by the HEA and administered by the DOE; (ii) any educational assistance program for military service members and families administered by the U.S. Department of Defense and the military service branches thereof; and (iii) any educational assistance program for veterans administered by the U.S. Department of Veterans Affairs and the designated state approving agencies for the supervision of such programs.
“Target Working Capital” means $0.
“Tax” means all federal, state, local or foreign taxes, charges, fees, imposts, levies or other assessments, including any net income, alternative or add-on minimum tax, gross income, gross receipts, sales, use, ad valorem, value added, transfer, franchise, profits, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, premium, property, environmental or windfall profit tax, or other tax, similar governmental fee or other similar assessment or similar charge, whether disputed or not, together with any interest, penalties, additions to tax or additional amounts imposed by any Taxing Authority.
“Tax Matter” has the meaning set forth in Section 10.4.
“Tax Return” means any return, statement, report or form filed or required to be filed with any Taxing Authority, including any amendments thereof or exhibits thereto.
“Taxing Authority” means any Governmental Authority responsible for the administration or imposition of any Tax.
“Termination Date” has the meaning set forth in Section 8.1(d).
“Title IV” means Title IV of the HEA, except as specifically provided otherwise, and any amendments or successor statutes to it.
“Title IV Program” means any program of student financial assistance administered pursuant to Title IV.
“TPPPA” means a Temporary Provisional Program Participation Agreement issued to the School post-Closing and countersigned by or on behalf of the Secretary of the DOE continuing the School’s certification to participate in the Title IV Programs on an interim basis following the Closing.
“Trademarks” means trademarks, service marks, fictional business names, trade names, commercial names, trade dress, certification marks, collective marks and other proprietary rights to any words, names, slogans, symbols, logos, devices or combinations thereof used to identify, distinguish and indicate the source or origin of goods or services; registrations, renewals, applications for registration, equivalents and counterparts of the foregoing; and the business goodwill associated with each of the foregoing.
“Trade Secrets” means trade secrets and confidential business information, including ideas, research and development, know-how, formulae, compositions, processes, methods and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals.
“Transaction Documents” has the meaning set forth in Section 4.1(b).
“Transaction Value” means $400,000,000.
“Transfer Taxes” has the meaning set forth in Section 10.6.
“Transition Services Agreement” has the meaning set forth in Section 3.2(i).
“User Data” means any Personal Data or other data or information collected by or on behalf of the Company from users of the Company systems or of any Company website.
“WASC” means the Accrediting Commission for Senior Colleges and Universities of the Western Association of Schools and Colleges.
“Working Capital Statement” has the meaning set forth in Section 2.3(b).
ARTICLE II
SALE AND PURCHASE
2.1    Sale and Purchase of Interests. At the Closing, Seller shall sell, assign and transfer to Buyer, free and clear of all Liens, and Buyer shall purchase and acquire from Seller, all of the Interests.
2.2    Purchase Price.
(a)    Computation and Payment. Subject to adjustment following the Closing as set forth in Section 2.3, in full consideration for the Interests, Buyer shall pay to or for the benefit of Seller an amount equal to the Transaction Value,
(i)    plus the amount of Estimated Cash immediately prior to the Closing;
(ii)    minus the amount of Company Debt outstanding immediately prior to the Closing;
(iii)    plus the amount, if any, by which the Estimated Working Capital is greater than the Target Working Capital;
(iv)    minus the amount, if any, by which the Estimated Working Capital is less than the Target Working Capital; and
(v)    minus the Selling Expenses, if any, to be paid by Buyer on behalf of Seller or the Company,
(such result, the “Purchase Price”), payable at the Closing in cash to Seller as described below in Section 3.3.
(b)    Other Settlements. At the Closing:
(i)    Buyer shall, on behalf of the Company, cause the Company Debt outstanding immediately prior to the Closing, other than with respect to the Leases, to be repaid in full to the Persons entitled thereto pursuant to the Payoff Letters; and
(ii)    Buyer shall pay or cause to be paid all unpaid Selling Expenses by wire transfer of immediately available funds to an account designated prior to the Closing by the Persons to whom such expenses are payable.
2.3    Purchase Price Adjustment.
(a)    Estimated Closing Statement. At least three days prior to the Closing Date, Seller shall cause to be prepared and delivered to Buyer: (i) a statement setting forth the Company’s good faith estimate of: (A) the Net Working Capital as of the close of business on the Closing Date (the “Estimated Working Capital”); (B) the Cash as of the close of business on the Closing Date (the “Estimated Cash”); (C) the Company Debt as of the close of business on the Closing Date (the “Estimated Company Debt”); and (D) the Selling Expenses as of the close of business on the Closing Date (the “Estimated Selling Expenses” and, together with the Estimated Working Capital, the Estimated Cash and the Estimated Company Debt, the “Estimated Adjustment Items”); and (ii) a calculation of the Purchase Price using the Estimated Adjustment Items (such calculation of the Purchase Price, the “Estimated Purchase Price”). The Estimated Adjustment Items will be prepared in accordance with the definitions thereof, GAAP (and applicable Tax Law in the case of any Taxes) and the principles, policies, practices, procedures, classifications, and judgment and estimation methodologies set forth on Schedule 1, to the extent consistent with GAAP.
(b)    Final Closing Statement. Within 75 days after the Closing Date, Buyer shall prepare and deliver, or cause to be prepared and delivered, to Seller: (i) a statement (the “Final Closing Statement”) setting forth: (A) the Net Working Capital as of the close of business on the Closing Date (the “Closing Working Capital”); (B) the Cash as of the close of business on the Closing Date (the “Closing Cash”); (C) the Company Debt as of the close of business on the Closing Date (the “Closing Company Debt”); and (D) the Selling Expenses as of the close of business on the Closing Date (the “Closing Selling Expenses” and, together with the Closing Working Capital, the Closing Cash and the Closing Company Debt, the “Closing Adjustment Items”); and (ii) a calculation of the Purchase Price using the Closing Adjustment Items (such calculation of the Purchase Price, the “Final Purchase Price”). The Closing Adjustment Items will be prepared in accordance with the definitions thereof, GAAP (and applicable Tax Law in the case of any Taxes) and the principles, policies, practices, procedures, classifications, and judgment and estimation methodologies set forth on Schedule 1, to the extent consistent with GAAP.
(c)    Dispute. Within 45 days following receipt by Seller of the Final Closing Statement, Seller shall deliver written notice to Buyer of any dispute it has with respect to the Final Closing Statement. If Seller does not so notify Buyer of a dispute within the applicable 45-day period, the Final Closing Statement shall be deemed final, conclusive and binding on the parties. If notice of a dispute has been given as provided herein, Seller and Buyer shall negotiate in good faith to resolve it. If they fail to do so within 15 days after Seller advises Buyer of its objections, then they jointly shall engage the firm of Ernst & Young or another mutually agreeable firm (the “Arbitration Firm”) to resolve the dispute. As promptly as practicable thereafter, Seller and Buyer shall each prepare and submit a presentation to the Arbitration Firm. The presentations shall set forth in reasonable detail the proposed calculation by each party of the items in dispute. As soon as practicable thereafter, Seller and Buyer shall cause the Arbitration Firm to choose one of the parties’ positions based solely upon the presentation by Seller and Buyer. The party whose position is not accepted by the Arbitration Firm shall be responsible for all of the fees and expenses of the Arbitration Firm. All determinations made by the Arbitration Firm shall be final, conclusive and binding on the parties.
(d)    Access. For purposes of complying with the terms set forth in this Section 2.3, each party, at its own cost, shall cooperate with and make available to the other parties and their respective representatives all information, records, data and working papers, and shall permit access to its facilities and personnel, at reasonable times during normal business hours, as may be reasonably required in connection with, or reasonably related to, the analysis of the Final Closing Statement and the resolution of any disputes thereunder.
(e)    Downward Adjustment. If the Final Purchase Price (as finally determined pursuant to Section 2.3(c)) is less than the Estimated Purchase Price (the amount by which the Final Purchase Price is less than the Estimated Purchase Price, the “Downward Adjustment Amount”), then Seller shall pay or caused to be paid an amount of cash equal to the Downward Adjustment Amount to Buyer, by bank wire transfer of immediately available funds to an account designated in writing by Buyer to Seller prior to the date such payment is due hereunder.
(f)    Upward Adjustment. If the Final Purchase Price (as finally determined pursuant to Section 2.3(c)) is greater than the Estimated Purchase Price (the amount by which the Final Purchase Price exceeds the Estimated Purchase Price, the “Upward Adjustment Amount”), then Buyer shall pay or cause to be paid an amount in cash equal to the Upward Adjustment Amount to Seller, by bank wire transfer of immediately available funds to an account designated in writing by Seller to Buyer prior to the date such payment is due hereunder.
(g)    Payment and Adjustment Mechanics. Any payments and any distributions under this Section 2.3 shall be made or effected within five business days after the final determination of the Final Purchase Price pursuant to Section 2.3(c).
2.4    Withholding. Buyer and the Company shall be entitled to deduct and withhold from the amounts paid under this Agreement any Taxes required to be deducted and withheld therefrom under applicable Law. Any Taxes so deducted and withheld (and paid over to the applicable Taxing Authority) shall be treated as made to the Person in respect of which such deduction or withholding was made; provided that Buyer shall use commercially reasonable efforts to provide advance notice to Seller of any such withholding in respect of a non-compensatory payment.
ARTICLE III
CLOSING AND DELIVERIES
3.1    Closing. The closing of the transactions contemplated hereby (the “Closing”) will take place at 11:59 p.m. local time at the offices of Drinker Biddle & Reath LLP, 1500 K Street, NW, Suite 1100, Washington, DC 20005: (a) no later than seven Business Days after the conditions set forth in ARTICLE VIII have been satisfied or waived by the applicable party (other than those conditions which by their terms are not to be satisfied until the Closing, but subject to the waiver or fulfillment of those conditions at the Closing); provided, however, that if the Closing would occur after the 10th day of any month, the Closing shall occur on the first Business Day of the next succeeding month, or (b) at such other place, time and date as may be mutually agreed upon by Buyer and Seller in writing (including by means of facsimile, e-mail or other electronic transmission) (the date on which the Closing occurs, the “Closing Date”). All proceedings to be taken and all documents to be executed and delivered by all parties at the Closing will be deemed to have been taken and executed simultaneously and no proceedings will be deemed to have been taken nor documents executed or delivered until all have been taken, executed and delivered. The effective time of the closing will be 11:59 p.m. (Eastern Time) on the Closing Date.
3.2    Deliveries by Seller. At the Closing, Seller shall deliver or cause to be delivered to Buyer the following items:
(a)    The Interests, by means of a written assignment transferring ownership of the Interests, duly executed by Seller in favor of Buyer;
(b)    The Payoff Letters with respect to all outstanding Company Debt as of the Closing Date (copies of which shall be provided to Buyer at least two Business Days prior to Closing), other than with respect to the Leases;
(c)    Certificate of the Secretary of State of California as to the good standing of the Company as of a date not more than 10 Business Days before the Closing;
(d)    Certificate of the Secretary of the Company, certifying as to its articles of organization and operating agreement;
(e)    Certified copies of the resolutions duly adopted by the members of each of the Company and Seller authorizing the execution and delivery of this Agreement and the other Transaction Documents and the performance and consummation by it of the transactions contemplated hereby and thereby;
(f)    Written resignations of the directors and officers of the Company identified on Schedule 3.2(f) (it being understood that Buyer shall have the right to update Schedule 3.2(f) between the date hereof and May 7, 2018 upon written notice to the Company);
(g)    Original corporate record books and equity record books of the Company to the extent not already in the possession of the Company as of the Closing;
(h)    Evidence of the termination of all Affiliate Contracts;
(i)    The Transition Services Agreement, substantially in the form of Exhibit A (the “Transition Services Agreement”);
(j)    The Intellectual Property License Agreement, substantially in the form of Exhibit D (the “IP License Agreement”);
(k)    A certificate of non-foreign status executed by Seller and prepared in accordance with Treasury Regulations Section 1.1445-2(b);
(l)    A certificate signed by an officer of the Company to the effect that the full amount of indebtedness due under the Intercompany Loan has been repaid or otherwise satisfied in full;
(m)    An assignment agreement, in a form acceptable to Buyer and Seller, assigning, conveying and transferring from Seller to Buyer the Paris Purchase Agreement (the “Assignment Agreement”);
(n)    Such other documents, certificates and instruments necessary or reasonably requested by Buyer to consummate the transactions contemplated by this Agreement and the other Transaction Documents.
3.3    Deliveries by Buyer. At the Closing, Buyer shall:
(a)    Pay the Purchase Price to Seller as described in Section 2.2, as adjusted pursuant to Section 2.3, by wire transfer of immediately available funds to Seller’s account, details of which shall be provided to Buyer at least two Business Days before the Closing;
(b)    Pay the Company Debt outstanding immediately prior to the Closing, other than with respect to the Leases, to the Persons entitled thereto pursuant to and in accordance with the Payoff Letters;
(c)    Deliver to Seller:
(i)    The Transition Services Agreement;
(ii)    The Restrictive Covenant Agreement;
(iii)    The Release Agreement;
(iv)    The IP License Agreement;
(v)    The Assignment Agreement;
(vi)    Such other documents, certificates and instruments necessary or reasonably requested by Seller to consummate the transactions contemplated by this Agreement and the other documents contemplated hereby.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF SELLER AND THE COMPANY
Except as set forth on the Company Disclosure Schedules, Seller and the Company hereby represent and warrant to Buyer that the statements contained in this ARTICLE IV are true and correct as of the date hereof and as of the Closing Date:
4.1    Organization and Standing; Authority.
(a)    The Company is a limited liability company validly existing and in good standing under the laws of California. It is duly qualified to do business in each jurisdiction in which the character of the properties owned or leased by it or in which the conduct of its business require it to be so qualified, except where the failure to be so qualified would not have a Material Adverse Effect.
(b)    Each of Seller and the Company has the requisite limited liability company or partnership power and authority, as applicable, to execute and deliver this Agreement and all agreements and documents contemplated hereby (collectively, the “Transaction Documents”) to be executed and delivered by it, to consummate the transactions contemplated hereby and thereby, and to carry on the business in which it is engaged and to own, lease and use the assets and properties owned, leased and used by it.
(c)    The execution and delivery of this Agreement and the Transaction Documents to which Seller or the Company is a party and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary limited liability company or partnership, as applicable, action. This Agreement and the Transaction Documents to which either of them is a party have been (or will be at the Closing) duly and validly executed and delivered by it and constitute the legal, valid and binding obligations of Seller or the Company, as applicable, enforceable against it in accordance with their respective terms, except as limited by applicable bankruptcy, reorganization, insolvency, moratorium or other similar Laws affecting the enforcement of creditors’ rights generally from time to time in effect and the availability of equitable remedies (regardless of whether enforceability is considered in a proceeding at law or in equity) (collectively, the “General Enforceability Exceptions”).
4.2    Capitalization.
(a)    There is a total of 800 issued and outstanding common units of limited liability company membership interests of the Company, all of which are owned beneficially and of record by Seller, and they comprise all of the Company LLC Units. The Company LLC Units are duly authorized, validly issued, fully paid and nonassessable and were not issued in violation of any preemptive or similar rights.
(b)    There are no: (i) outstanding securities or other interests convertible or exchangeable into membership interests of the Company; (ii) preemptive rights, options, warrants, calls, subscriptions or other rights, agreements or commitments obligating Seller or the Company to issue, transfer or sell any membership interests of the Company or any security that is convertible, exchangeable or exercisable for such membership interests; or (iii) voting trusts or other agreements or understandings with respect to the voting, transfer or other disposition of membership interests of the Company.
(c)    Seller: (i) is the sole record and beneficial owner of the Company LLC Units; (ii) has full power, right and authority, and any approval required by Law, to make and enter into this Agreement; (iii) has good and valid title to the Company LLC Units.
4.3    No Subsidiaries. The Company does not own, of record or beneficially, any direct or indirect interest or any right to acquire the equity interests of any Person.
4.4    No Conflict; Required Filings and Consents.
(a)    Except as set forth on Schedule 4.4, neither the execution and delivery by Seller or the Company of this Agreement or the other Transaction Documents to which it is a party, nor the consummation by either of them of the transactions contemplated hereby or thereby, nor compliance by any of them with any of the provisions hereof or thereof (i) conflicts with or results in a breach of any provisions of the articles of organization or operating agreement of Seller or the Company or (ii) results in a breach of or a default (with or without due notice or lapse of time or both) under, or gives rise to any right of modification, termination, cancellation or acceleration, requires the consent of or any notification to, any third party to any Material Contract, Lease or under any Permit; or (iii) results in the imposition or creation of any Lien upon or with respect to any equity interests, assets or properties of the Company, except, in the case of clauses (ii) and (iii), for conflicts, violations, breaches, or defaults that are not material, individually or in the aggregate, to the business of the Company.
(b)    No Governmental Consent is required to be obtained by Seller or the Company (i) for the execution and delivery by any of them of this Agreement or the Transaction Documents to which they are a party, (ii) compliance by any of them with any of the provisions hereof or thereof, or (iii) the consummation by any of them of the transactions contemplated hereby or thereby except for (A) such Governmental Consents as may be required under (x) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) or (y) any other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or significant impediments or lessening of competition or creation or strengthening of a dominant position through merger or acquisition (such Laws, together with the HSR Act, the “Antitrust Laws”), (B) Governmental Consents that have been obtained and Governmental Consents that, if not obtained, would not materially and adversely affect the business of the Company or the ability of Seller or the Company to perform its obligations under this Agreement and the Transaction Documents to which it is a party or to consummate the transactions contemplated hereby and thereby.
(c)    The representations and warranties in this Section 4.4 shall not apply to Educational Approvals or Educational Consents, which are addressed in Section 4.11 (Compliance with Educational Laws).
4.5    Financial Statements.
(a)    Complete copies of the following financial statements have been made available to Buyer for its review: (i) the audited consolidated balance sheets of the Company as of December 31, 2015 and December 31, 2016, and the related audited consolidated statements of operations, changes in shareholders’ equity and cash flows for the fiscal year then ended, together with the notes thereto (the “Audited Financial Statements”); and (ii) the unaudited consolidated balance sheets of the Company as of December 31, 2017 and February 28, 2018 (the “Balance Sheet Date”), and the related unaudited consolidated statements of income for the twelve and two‑month periods then ended (the “Interim Financial Statements” and, together with the Audited Financial Statements, the “Company Financial Statements”).
(b)    The Audited Financial Statements have been prepared in accordance with GAAP and fairly present, in all material respects, the financial position, the results of operations, changes in members’ equity and cash flows of the Company as of the dates and for the periods indicated. Interim Financial Statements have been prepared by management of the Company in accordance with GAAP (except for the absence of footnote disclosures, and in the case of the February 28, 2018 balance sheet, customary year-end audit adjustments) and fairly present, in all material respects, the financial position and results of operations of the Company as of the date and for the periods indicated.
(c)    The February 28, 2018 balance sheet Interim Financial Statements reflected or reserved against all liabilities of the Company that have arisen since the Balance Sheet Date and that would be required to be included on a balance sheet prepared in accordance with GAAP, other than: (i) those that have been incurred in the ordinary course of business consistent with past practice; (ii) those that are disclosed in this Agreement or the Company Disclosure Schedules, and that have been incurred since the Balance Sheet Date; (iii) obligations required to be performed after the date hereof under any Contract; and (iv) current liabilities that would be included in the calculation of Estimated Working Capital, Estimated Company Debt and Estimated Selling Expenses.
4.6    Taxes.
(a)    The Company has timely filed (or has had timely filed on its behalf) all income and other material Tax Returns that it was required to file and has paid all Taxes required to be paid whether or not shown thereon as due and owing. All such Tax Returns are true, correct and complete in all material respects. No extensions or waivers of statutes of limitations have been given or requested with respect to any Tax matters of the Company that will extend past the Closing Date. The Company currently is a disregarded entity for federal income tax purposes and has been a pass-through entity for federal income tax purposes at all times since its formation, and no entity classification election has been filed by or with respect to the Company.
(b)    The Company is not a party to any Tax allocation, Tax sharing or Tax indemnification agreement and has no liability for Taxes of any other Person as a transferee or successor, by reason of assumption or by operation of Law (other than pursuant to customary Tax indemnity provisions in agreements that are not principally related to Taxes).
(c)    The Company has withheld and paid all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, Seller or other third party.
(d)    There are no Liens for unpaid Taxes on the assets of the Company except Liens for current Taxes not yet due and payable.
(e)    There is no Action or dispute pending with respect to the Company in respect of any Tax. The Company has not received any written notice of deficiency or assessment from any Taxing Authority for any amount of Tax that has not been fully settled and satisfied, and to Seller’s Knowledge, no such deficiency or assessment is proposed. No written claim has been made by any Taxing Authority in a jurisdiction in which the Company does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.
(f)    The Company has not engaged in any “listed transaction,” as defined in Section 6707A(c)(2) of the Code and Treasury Regulations Section 1.6011-4(b)(2).
(g)    The Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of Law) executed on or prior to the Closing Date, (iii) installment sale or open transaction disposition made on or prior to the Closing Date, or (iv) prepaid amount received on or prior to the Closing Date.
(h)    The Company is treated for U.S. federal income tax purposes as the owner of the property described on the Company Financial Statements as being part of a sale leaseback transaction.
(i)    Except for Section 4.6(g) and the last sentence of Section 4.6(a), no representation or warranty is made regarding Taxes that may accrue in any taxable period (or portion thereof) beginning after the Closing Date.
4.7    Personal Property.
(a)    The Company has good and marketable title to all of the material assets, tangible or intangible, reflected in the Interim Financial Statements as being owned by the Company and in all material properties and assets acquired by it since the Balance Sheet Date, in each case, free and clear of all Liens, excluding assets acquired since the Balance Sheet Date and inventory and assets sold or disposed of by the Company in the ordinary course of business consistent with past practice since the Balance Sheet Date.
(b)    The Company has a valid license or leasehold interest in all of the material assets and properties reasonably necessary to conduct the business of the Company consistent with past practice and as currently conducted, except for assets and properties that are held by its Affiliates and used to provide services to the Company under the agreements and arrangements set forth on Schedule 4.9.
4.8    Real Property.
(a)    The Company does not currently own and has not owned since the Compliance Date any real property. Schedule 4.8(a) sets forth the address of each Leased Real Property, and a true and complete list of all Leases (including all amendments, extensions, renewals, guaranties and other agreements with respect thereto) for each such Leased Real Property (including the date and name of the parties to such Lease document). The Company has delivered to Buyer a true and complete copy of each such Lease document, and in the case of any oral Lease, a written summary of the material terms of such Lease.
(b)    Except as set forth in Schedule 4.8(b), with respect to each of the Leases: (i) such Lease is legal, valid, binding, enforceable and in full force and effect; (ii) the Company’s possession and quiet enjoyment of the Leased Real Property under such Lease has not been disturbed, and to the Seller’s Knowledge, there are no disputes with respect to such Lease; (iii) neither the Company nor, to the Seller’s knowledge, any other party to the Lease is in material breach or default under such Lease, and to the Seller’s Knowledge, no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a material breach or default, or permit the termination, modification or acceleration of rent under such Lease; (iv) the Company has not subleased, licensed or otherwise granted any Person the right to use or occupy such Leased Real Property or any portion thereof; and (v) the Company has not collaterally assigned or granted any other security interest in such Lease or interest therein.
(c)    Except as set forth in Schedule4.8(c), all Leased Real Property is held by the Company free and clear of all Liens, except for Liens on the applicable landlord’s interest in the underlying property. To Seller’s Knowledge, the buildings, structures and other material assets and properties of the Company are in good operating condition and repair, ordinary wear and tear excepted.
(d)    The Leased Real Property identified on Schedule 4.8(a) comprises all of the real property used in the Company’s business as of the date hereof.
4.9    Sufficiency of Assets. Except as set forth in Schedule 4.9 and in the Service Exhibits to the Transition Services Agreement, the assets and properties reflected in the Interim Financial Statements: (a) constitute all of the material assets and properties used in the conduct of the business of the Company as that business is currently conducted, except for properties and assets disposed of or acquired in the ordinary course of business consistent with past practice since the Balance Sheet Date; and (b) are adequate in all material respects to conduct the business of the Company in substantially the same manner as currently conducted.
4.10    Compliance with Law.
(a)    The Company is and has been since the Compliance Date in material compliance with all Laws applicable to its businesses and properties. To Seller’s Knowledge, no event has occurred or circumstance exists that could reasonably be expected to constitute or result in a material violation by the Company of any Law applicable to its businesses and properties.
(b)    As of the date hereof, the Company has not received since the Compliance Date any written or, to Seller’s Knowledge, oral notification from any Governmental Authority asserting that it is not in compliance in any material respect with any Law applicable to its business or properties.
(c)    This Section 4.10 shall not apply to the matters referred to in Section 4.6 (Taxes) and Section 4.11 (Compliance with Educational Laws).
4.11    Compliance with Educational Laws.
(a)    Except as set forth on Schedule 4.11(a), the School is, and since the Compliance Date has been, in compliance in all material respects with all applicable Educational Laws and has obtained and held all material Educational Approvals necessary to conduct its operations as then or currently conducted. Except as set forth on Schedule 4.11(a), the School is and, since the Compliance Date has been, in compliance in all material respects with the terms and conditions of all such Educational Approvals.
(b)    Schedule 4.11(b) sets forth a correct and complete list of all Educational Approvals currently held by the School.
(c)    The Required Pre-Closing Educational Consents and Required Post-Closing Educational Consents listed on Schedule 6.9(a) and Schedule 6.9(b) are the only consents from Educational Agencies that are required for the transaction contemplated by this Agreement; provided that the Parties may contact certain additional Educational Agencies listed on Schedule 6.9(c) and Schedule 6.9(d) to determine whether any additional pre-closing approvals or other filings are required.
(d)    Except as set forth on Schedule 4.11(d), since the Compliance Date, the School has been: (i) licensed or exempt from licensure by each State Educational Agency; (ii) accredited by each Accrediting Body; and (iii) certified by the DOE as an eligible institution of higher education and a party to a PPPA agreement with the DOE.
(e)    Except as set forth on Schedule 4.11(e), each current Educational Approval listed on Schedule 4.11(b) is in full force and effect, and no Action to materially limit, suspend, revoke, terminate or cancel any Educational Approval is pending or, to Seller’s Knowledge, threatened. Except as disclosed on Schedule 4.11(e), since the Compliance Date, the School has not, with respect to each Educational Approval currently held by the School: (i) been on or received written notice or, to the Seller’s Knowledge, received oral notice that the School will be placed on probation, monitoring, or warning status, or subject to any material additional reporting requirements, with any Educational Agency; (ii) had any application made by the School to any Educational Agency denied or withdrawn; (iii) been subject to any adverse action by any Educational Agency to revoke, withdraw, deny, suspend, materially condition, or materially limit an Educational Approval (including being directed to show cause why an Educational Approval should not be revoked, withdrawn, conditioned, suspended, or limited); (iv) received written notice or, to the Seller’s Knowledge, received oral notice that any of the Educational Approvals will not be renewed; or (v) received written notice that the School is in violation in any material respect with the terms or conditions of any Educational Approval.
(f)    Except as set forth on Schedule 4.11(f), since the Compliance Date, the School has not received written notice from an Educational Agency alleging failure to hold or obtain any Educational Approval.
(g)    Since the Compliance Date, the Company and the School are and have been in compliance in all material respects with the requirements set forth at 20 U.S.C. § 1094(a)(20) and 34 C.F.R. § 668.14(b)(22) regarding payments based directly or indirectly on success in securing enrollments or financial aid to covered persons.
(h)    Since the Compliance Date, the Company and the School have complied in all material respects with Educational Law with respect to its recruitment, marketing, and enrollment practices, including with respect to the licensure of individuals and agents engaged in recruitment and enrollment activities by applicable State Educational Agencies.
(i)    Since the Compliance Date, the School has complied in all material respects with Educational Law regarding misrepresentations, as that term is defined at 34 C.F.R. Part 668 Subpart F and the consumer disclosure requirements in 34 C.F.R. Part 668 Subpart D, as in effect for the applicable period.
(j)    Since the Compliance Date, the School has complied in all material respects with the obligations set forth in its enrollment agreement and related agreements with students.
(k)    Except as set forth in Schedule 4.11(k), since the Compliance Date, no Educational Agency has required the School to post a letter of credit for any reason, including any request for a letter of credit based on late refunds pursuant to 34 C.F.R. § 668.173, or required or requested that the School process its Title IV Program funding under the reimbursement or heightened cash monitoring procedures set forth at 34 C.F.R. § 668.162. Schedule 4.11(k) sets forth a list of current sureties or bonds required by any Educational Agency.
(l)    Since the Compliance Date, the School has disclosed and timely reported, in compliance in all material respects with the applicable provisions of 34 C.F.R. Part 600: (i) the addition of any new educational programs or locations; and (ii) changes to any educational programs or locations.
(m)    Since the Compliance Date, the School has complied in all material respects with all Educational Laws related to the calculation of Title IV Program and other Student Financial Assistance Program awards and disbursement to students and refunds to or on behalf of students.
(n)    Since the Compliance Date, the School has materially complied with the applicable requirements of any Educational Agency concerning the proper and accurate calculation and timely reporting of student outcomes, including, but not limited to, retention, completion, and placement rates, graduation examination and professional licensure pass rates.
(o)    Except as set forth on Schedule 4.11(o), to the Seller’s Knowledge, since the Compliance Date, neither the Company or the School has been the subject of an investigation or lawsuit initiated by the Consumer Financial Protection Bureau, Federal Trade Commission, Securities and Exchange Commission, U.S. Department of Education Office of Inspector General, any state attorney general, state consumer protection bureau, or other Governmental Authority with regard to the operation of the School, participation in any Student Financial Assistance Program, or private educational loan program.
(p)    Except as set forth on Schedule 4.11(p), since the Compliance Date, to the extent any state requires the graduates of any of the School’s educational programs to: (i) obtain a license or similar credential to work in their field; or (ii) pass a licensing examination to work in their field, to Seller’s Knowledge, no state has notified the School to raise questions about whether the School’s programs allow the School’s graduates to obtain such license or sit for such examination; provided, however, the School makes no representation regarding the individual attributes or prerequisites regarding any individual student.
(q)    Since the Compliance Date, the School has been in material compliance with the applicable standards of ACOTE and CAPTE with respect to its clinical training and fieldwork sites and to Seller’s Knowledge, the School has not received any written notice from any Educational Agency that the School must cease placing students at clinical sites in any state.
(r)    Except as set forth on Schedule 4.11(r), the School has resolved and/or disclosed to the Buyer all student complaints that were forwarded to it by any Educational Agency.
(s)    Except as set forth on Schedule 4.11(s), the School is not providing any educational instruction or services on behalf of any other institution or organization of any sort (whether or not participating in the Title IV Programs), and except for activities conducted pursuant to a clinical training agreement, no other institution or organization of any sort is providing any educational instruction or services on behalf of the School.
(t)    The School has made available to the Buyer correct and complete copies of material and substantive correspondence and documents received from, or sent by or on behalf of the School to the DOE or any Educational Agency, excluding general correspondence routinely received from or sent to any Educational Agency by institutions participating in Title IV programs or approved by such Educational Agency and including correspondence and documents that were (i) sent or received since the Compliance Date or relate to any issue which remains pending and (ii) relate to (1) any written notice that any Educational Approval is not in full force and effect or that an event has occurred which constitutes or, with the giving of notice or the passage of time or both, would reasonably be expected to result in the revocation of such Educational Approval; (2) any written notice that the Company or the School has violated or is violating any Educational Law; (3) any compliance audit, program review, or other compliance review; (4) any written notice of an intent to limit, show cause, suspend, terminate, revoke, cancel, not renew or materially condition (including any action placing the School or any location or campus thereof on probation) the accreditation of the School, any location, or campus thereof; (5) any written notice of an intent or threatened intent to condition the provision of Title IV program funds to the School, or the continued operation of the educational programs offered by the School on the posting of a letter of credit or other surety in favor of the DOE or any Educational Agency; (6) any written notice of an intent to provisionally certify the eligibility of the School to participate in the Title IV programs; or (7) the placement or removal of the School on or from the reimbursement or cash monitoring method of payment under the Title IV programs.
(u)    The School has made available to the Buyer the internal student census report for March 2018 and redacted versions of the student rosters that were submitted to the DOE for the months of December, 2016 through February, 2018.
(v)    The representations and warranties in this Section 4.11 are the only representations and warranties with respect to the School’s compliance with Educational Laws.
4.12    Permits. Schedule 4.12 contains a complete list of all material Permits issued to the Company as of the Reference Date and that are currently used by the Company in connection with its business that are necessary for the ownership and use of its properties and assets or the conduct of its business as presently conducted. Since the Reference Date, the Company has obtained all material Permits, if any, not then required to be held by it but that are now necessary for the ownership and use of its properties and assets or the conduct of its business as presently conducted. With respect to each Permit listed on Schedule 4.12 and each Permit that is currently necessary for the ownership and use of the Company’s properties and assets or the conduct of the Company’s business as presently conducted or that has been obtained since that date and that is so necessary: (a) the Company is in material compliance with all of the terms and requirements thereof; (b) to Seller’s Knowledge, since the Compliance Date, no event has occurred or circumstance exists that could be reasonably be expected to constitute or result in a material violation of or a material failure to comply with any term or requirement thereof; and (c) since the Compliance Date, the Company has not received any written notice from any Governmental Authority regarding any failure to comply with any term or requirement thereof. This Section 4.12 shall not apply to the matters referred to in Section 4.11 (Compliance with Educational Laws).
4.13    Insurance. Schedule 4.13 sets forth, a true and correct list of all material policies of insurance maintained by or for the benefit of the Company and covering the Company and its business. Such insurance policies: (a) are in full force and effect, and the Company has not received written notice of cancellation of any of them; (b) are sufficient for compliance with applicable Laws and Material Contracts to which the Company is a part; and (c) will not continue after the Closing. As of the date hereof, there are no material claims pending as to which coverage has been denied or disputed. Since November 13, 2014, the Company has not maintained, established, sponsored or participated in or contributed to any self-insurance plan.
4.14    Material Contracts. Set forth on Schedule 4.14 is a list of each of the following Contracts to which the Company was a party as of the Reference Date (collectively, the “Reference Material Contracts” and together with the Subsequent Material Contracts (as defined in Section 4.14(q) below), the “Material Contracts”.)
(a)    Each partnership or joint venture Contract or similar arrangement;
(b)    Each Contract limiting the right of the Company to engage in or compete with any Person in any business or in any geographic area;
(c)    Each Contract (other than intercompany loan Contracts that will be repaid in full at or before Closing) for indebtedness for borrowed money in excess of $500,000, including letters of credit, guaranties, indentures, swaps and similar agreements, including capitalized lease obligations;
(d)    Each Contract for the lease of personal property to or from any Person providing for lease payments in excess of $100,000 per year;
(e)    Each Lease providing for rental payments in excess of $500,000 per year;
(f)    Each Contract with respect to any Intellectual Property owned by the Company or held by the Company under a lease or license, except as set forth in Schedule 4.9 (other than licenses and agreements for commercially available, off the shelf software involving up-front or annual payments of less than $50,000);
(g)    Each Contract with a customer of, or vendor to, the Company under which the Company was paid (or made payments of) more than $250,000 in either 2016 or 2017, or expects to be paid (or expects to make payments of) more than $250,000 in 2018;
(h)    Each Contract for the employment or engagement of any individual, whether on a full‑time, part‑time, consulting, or other basis, under which annual payments by the Company exceed $150,000 and that: (i) is not terminable by the Company on 30 days’ or less notice and without liability; (ii) provides for severance or other similar payments after termination; or (iii) provides for payment of any compensation or benefits in connection with the consummation of the transactions contemplated hereby;
(i)    Each Contract with any labor union, or labor organization (“Collective Bargaining Agreement”);
(j)    Each Contract under which the Company has advanced or loaned any amount to any of its former or current directors, officers or employees or any of their respective Affiliates except for advances and loans that will be fully repaid on or before the Closing;
(k)    Each Affiliate Contract;
(l)    Each Contract with any Governmental Authority;
(m)    Each Contract that provides for the guarantee or assumption by the Company of any Tax or other liability of any Person other than the Company;
(n)    Each Contract settling claims that were threatened or subject to litigation pursuant to which the Company is obligated to pay consideration in excess of $250,000 after the date hereof or that imposes any continuing material obligation on the Company;
(o)    The Paris Purchase Agreement and all ancillary agreements or arrangements (including any promissory notes) entered into in connection therewith;
(p)    Each Contract not otherwise required to be listed pursuant to the foregoing subsections of this Section 4.14 that requires the Company to make payments of more than $250,000 per year and that is not terminable upon less than 60 days prior written notice by the Company without penalty or premium.;
(q)    Except as set forth on Schedule 4.4(q), since the Reference Date the Company has not entered into any Contract that requires the Company to make payment of more than $1,000,000 in any year and that is not terminable on 60 days or fewer notice without penalty or premium (a “Subsequent Material Contract”) or any Contract that would have been required to be included on subparts (a), (b), (e), (h), (i), (j), (m), or (n) of Schedule 4.14.
Each of the Material Contracts has (i) either expired and terminated in accordance with its terms or (ii) is in full force and effect and is a legal, valid and binding agreement of the Company and, to Seller’s Knowledge, the other parties thereto, subject only to the General Enforceability Exceptions. The Company is not and, to Seller’s Knowledge, no other party is in material default under or in material breach of any Material Contract to which it is a party as of the date hereof and, as of the date hereof, the Company is not in receipt of any written claim of default or breach under, any Material Contract to which it is a party. No event has occurred and is continuing which, with the passage of time or the giving of notice or both, would result in a material default or material breach by the Company under any Material Contract. As of the date hereof, the Company has not received written notice of any termination, non-renewal or cancellation by another party to any Material Contract to which it is a party, or of such party’s intention to terminate, fail to renew or cancel any Material Contract, to which the Company is a party. The Company has made available to Buyer a complete copy of each written Material Contract, together with amendments, written waivers or other changes thereto in its possession, and an accurate description of the material terms and conditions of each oral binding Material Contract, including any waivers or other changes thereto, whether written or oral.
4.15    Legal Proceedings. Except as set forth in Schedule 4.15, there are no Actions pending or, to Seller’s Knowledge, threatened against the Company that: (a) would reasonably be expected to be material to the Company; or (b) questions or challenges the validity of this Agreement or any of the other Transaction Documents, or any action taken or to be taken by the Company in connection with this Agreement or any of the other Transaction Documents. There is no Governmental Order outstanding against the Company nor, to Seller’s Knowledge, is any Governmental Order threatened. There is no unsatisfied judgment or award against the Company or any of its properties or assets.
4.16    Intellectual Property.
(a)    Schedule 4.16 sets forth, with the application number, application date, registration/issue number, registration/issue date, title or mark, country or other jurisdiction and owner(s) (and with respect to Domain Names, the registrar), as applicable, a complete and correct list of all the following Intellectual Property owned by, registered to or pending in the name of the Company as of the date of this Agreement: (i) Patents and applications therefor; (ii) registered Trademarks and applications therefor; (iii) registered Copyrights and applications therefor; and (iv) Domain Names. All Company Intellectual Property, if any, that is owned by the Company, is valid, subsisting and, to the Seller’s Knowledge, enforceable. To the Seller’s Knowledge, all Company Intellectual Property that is not owned by the Company is valid, subsisting and enforceable.
(b)    The Company owns or has the valid right to use all of the material Intellectual Property that is owned, leased or licensed by it, free and clear of all Liens, licenses or other restrictions other than Permitted Liens or license terms previously disclosed to Buyer, and, except for software systems to which the Company will have access pursuant to the Transition Services Agreement, such Intellectual Property owned or for which the Company has a valid right to use constitutes all Intellectual Property necessary for the Company’s conduct of its business as currently conducted.
(c)    To Seller’s Knowledge, the Company Intellectual Property as currently licensed or used by the Company, and the Company’s conduct of its business as currently conducted: (A) do not infringe, misappropriate or otherwise violate, in any material respect, the Intellectual Property of any Person; and (B) no Person is infringing, misappropriating or otherwise violating, in any material respect, any Company Intellectual Property. There are no claims pending or, to Seller’s Knowledge, threatened in writing, and no claims have been brought in writing in the past four years: (1) alleging that the Company infringes, misappropriates or otherwise violates the Intellectual Property of any Person; or (2) challenging the validity, enforceability, ownership or use of any Intellectual Property owned by the Company or, to the Seller’s Knowledge, material Company Intellectual Property that is not owned by the Company.
(d)    Except as set forth on Schedule 4.9, the Company owns, or validly leases or licenses, all software and computer systems, including hardware, electronic data processing, networks, interfaces, platforms, servers, and peripherals (collectively, “Company Systems”) that are necessary for the Company’s conduct of its business as currently conducted. The Company maintains commercially reasonable security, disaster recovery and business continuity plans, procedures and facilities, and in the last 12 months, there has not been any material failure with respect to any of the Company Systems that has not been remedied or replaced in all material respects.
(e)    Since November 13, 2013, the Company has been in material compliance with all Data Security Requirements governing the collection, interception, storage, receipt, purchase, sale, transfer, processing and use (“Collection and Use”) of all information constituting Personal Data. The Company’s Collection and Use of Personal Data is in accordance in all material respects with the Company’s privacy policies and applicable terms of use.
(f)    Since November 13, 2013, the Company has maintained commercially reasonable practices to protect and secure all Sensitive Company Data.
(g)    Since November 13, 2013, the Company has taken reasonable steps to protect its software, databases, systems, networks and Internet sites and all information stored or contained therein or transmitted thereby from unauthorized or improper Collection and Use including appropriate backup, security, and disaster recovery technology, and, except as described in Schedule 4.16(g), to Seller’s Knowledge, no Person has gained unauthorized access to any Company software, hardware, firmware, servers, databases, systems, networks, network equipment, interfaces, applications or Internet sites or to any information stored or contained therein or transmitted thereby. Except as described in Schedule 4.16(g), the Company has not experienced within the past two years any material disruption to, or material interruption in, the conduct of its business attributable to a defect, error, or other failure or deficiency of any Company system. The Company is operated in accordance with and to Seller’s Knowledge, is in material compliance with a written information security program established by Parent.
(h)    To Seller’s Knowledge, neither the execution, delivery, or performance of this Agreement (or any of the Ancillary Agreements) nor the consummation of any of the transactions contemplated by this Agreement, will result in any violation of any Company privacy policy or any legal requirement pertaining to privacy, security, User Data, or Personal Data.
(i)    To Seller’s Knowledge, none of the software (including firmware and other software embedded in hardware devices) owned by the Company (the “Company Software”) contains any bug, defect, or error that materially and adversely affects the use, functionality, or performance of such Company Software or any product or system containing or used in conjunction with such Company Software.
4.17    Personnel; Employee Benefit Plans.
(a)    The Company is not a party to or subject to any Collective Bargaining Agreement. Since November 13, 2014: (i) no labor union, trade union, group of employees or other collective bargaining unit has represented, or claimed to represent, or made a demand for recognition or certification with respect to, any of the Company’s employees; (ii) there has been no actual or, to Seller’s Knowledge, threatened union activity or union-related organizing activity or campaign with respect to any employees of the Company; and (iii) there has been no actual or, to Seller’s Knowledge, threatened unfair labor practice charges, material grievances, material arbitrations, strikes, lockouts, work stoppages, slowdowns, picketing, hand billing or other labor disputes against or affecting the Company. The Company is not delinquent in any payments or reimbursements owed to, and are not in breach of any applicable Laws requiring payments or reimbursements to, any current or former employees, independent contractors or other service providers. The Company is not and has not been: (A) a “contractor” or “subcontractor” (as defined by Executive Order 11246); (B) required to comply with Executive Order 11246; (C) required to maintain an affirmative action plan; or (D) party to, or bound by, any federal, state or local government contracts requiring the payment of prevailing wage rates and/or benefits to workers.
(b)    Schedule 4.17(b) lists each “Company Benefit Plan” and identifies each such Company Benefit Plan under which was sponsored or maintained by the Company at the Reference Date or under which the Company will have any liability with respect to on or after the Closing Date (each such plan an “Assumed Company Benefit Plan”). For purposes of this Agreement, the term Company Benefit Plan shall mean each “employee benefit plan” as that term is defined in Section 3(3) of ERISA, incentive, bonus, compensation, deferred compensation, performance, phantom equity, stock purchase, stock or stock-based, change in control, employment, severance, separation, retention, vacation, fringe benefit, tax gross-up and other similar agreements, and any other employee plans, policies, agreements or arrangements maintained or sponsored at the Reference Date for the benefit of the Company’s former or current employees, officers, directors or independent contractors or with respect to which the Company may have any liability.
(c)    Except as set forth in Schedule 4.17(c), with respect to each Company Benefit Plan, Seller has made available to Buyer accurate, current and complete copies of each of the following, in each case, as of the Reference Date: (i) the current plan document together with all amendments; (ii) where applicable, copies of any trust agreements or other funding arrangements, custodial agreements, insurance policies and contracts, administration agreements and similar agreements, and investment management or investment advisory agreements; (iii) copies of any summary plan descriptions, summaries of material modifications, employee handbooks and any other material written communications; (iv) in the case of any Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code, a copy of the most recent determination, opinion or advisory letter from the Internal Revenue Service; (v) in the case of any Company Benefit Plan for which a Form 5500 is required to be filed, a copy of the three most recently filed Forms 5500, with schedules and financial statements attached; and (vi) copies of material notices, letters or other correspondence from the Internal Revenue Service, Department of Labor, Pension Benefit Guaranty Corporation or other Governmental Authority. Since the Reference Date, the Company has not adopted any new benefit plan that would materially affect its operations or amended or modified any Company Benefit Plan, except as required by Law or the express terms of the relevant plan.
(d)    Except as set forth on Schedule 4.17(d): (i) each Company Benefit Plan (and each related trust, insurance contract or fund) has been maintained, funded and administered in accordance with its terms and complies in form and in operation with all applicable requirements of ERISA, the Code and other applicable Laws; and (ii) no act or omission has occurred and no condition exists with respect to any Company Benefit Plan that would subject the Company, Buyer or any of their Affiliates to any material fine, penalty, tax or other liability imposed under ERISA, the Code or other applicable Law.
(e)    With respect to each Company Benefit Plan, all contributions (including all employer contributions and employee salary reduction contributions) that are due have been made within the time periods prescribed by ERISA and the Code, and all contributions for any period ending on or before the Closing Date that are not yet due have been made or properly accrued in accordance with GAAP.
(f)    Neither the Company nor any ERISA Affiliate maintains, sponsors, contributes to, has any obligation to contribute to, or has any liability or potential liability under or with respect to: (i) any “defined benefit plan” as defined in Section 3(35) of ERISA or any other plan subject to the funding requirements of Section 412 of the Code or Section 302 of Title IV of ERISA; (ii) any “multiemployer plan” as defined in Section 3(37) or 4001(a)(3) of ERISA, Code); (iii) “multiple employer welfare arrangement” (as such term is defined in Section 3(40) of ERISA); (iv) any “multiple employer plan: within the meaning of 210 of ERISA or Section 413(c) of the Code; or (v) any employee benefit plan, program or arrangement that provides for post-retirement medical, life insurance or other welfare-type benefits (other than health continuation coverage required by COBRA). The Company does not have any liability with respect to any “employee benefit plan” (as defined in Section 3(3) of ERISA) solely by reason of being treated as a single employer under Section 414 of the Code with any trade, business or entity other than the Company.
(g)    With respect to each Company Benefit Plan: (i) to Seller’s Knowledge, there have been no non-exempt “prohibited transactions” (as defined in Section 406 of ERISA or Section 4975 of the Code); (ii) no “fiduciary” (as defined in Section 3(21) of ERISA) has any liability for breach of fiduciary duty or any other failure to act or comply in connection with the administration or investment of the assets of such Company Benefit Plan; and (iii) no action, investigation, suit, proceeding, hearing or claim with respect to the assets thereof (other than routine claims for benefits) is pending or threatened, and neither the Company nor Seller have any knowledge of any facts that would give rise to or could reasonably be expected to give rise to any such action, suit or claim.
(h)    The Company has no material liability by reason of (i) any individual who performs services for the Company and who is not treated as an employee for federal income tax purposes by the Company being an employee under applicable law or for any purpose including, without limitation, for Tax withholding purposes or Company Benefit Plan purposes or (ii) an individual who performs or performed services for the Company in any capacity being improperly excluded from participating in a Company Benefit Plan or being improperly allowed to participate in any Company Benefit Plan. Each employee of the Company has been properly classified as “exempt” or “non-exempt” under Applicable Law.
(i)    The Company does not have any obligation to gross-up or indemnify any individual with respect to any tax, interest or penalty under Sections 409A or 4999 of the Code.
(j)    Neither the consummation of the transactions contemplated by this Agreement nor the execution and delivery of this Agreement or the Transaction Documents will (alone or in combination with any other event, whether contingent otherwise), directly or indirectly: (i) result in, or accelerate the time of payment or provision, funding or vesting of, any payment (whether in cash, property or the vesting of property), benefit or other right becoming due from the Company to any former or current employee, officer, director or independent contractor under any Company Benefit Plan or otherwise; (ii) increase any compensation, benefit or other right payable by the Company to any former or current employee, officer, director or independent contractor; (iii) trigger the funding, setting aside of assets or any other obligation by the Company under any Company Benefit Plan; (iv) limit the right of the Company or its successors to amend, merge, terminate or receive a reversion of assets from any Company Benefit Plan or related trust; or (v) as of or following the Closing, result in any amount being nondeductible under Section 280G of the Code or subject to an excise tax under Section 4999 of the Code.
4.18    Conduct of Business Since the Balance Sheet Date. Except for actions taken in connection with the process of selling the Company or as set forth on Schedule 4.18, since the Balance Sheet Date, the Company has conducted its business and operations in the ordinary course of business consistent with past practices and there has not been: (a) any material damage, destruction, casualty or loss with respect to any material assets or properties of the Company; and (b) any action taken by the Company that, if taken after the date hereof, would constitute a violation of Section 6.1, and since December 31, 2017, there has not been any Material Adverse Effect.
4.19    Affiliated Transactions. Except as set forth on Schedule 4.19 and subject to the last sentence of this Section 4.19: (a) no current or former officer, director or Affiliate of the Company (including Seller), and no entity in which such individual owns a controlling interest; and (b) to Seller’s Knowledge, no individual in such officer’s, director’s, shareholder’s or Affiliate’s (including Seller’s) immediate family, in each case: (i) is party to any agreement (other than for employment) with the Company; (ii) has an interest in any material tangible or intangible assets used or held for use by the Company; or (iii) owns, directly or indirectly, any financial interest in, or is a director, officer or employee of any Person that is a supplier, lessor, lessee or competitor of the Company (“Affiliate Contracts”). For the purposes of this Section 4.19 and the definition of “Affiliate Contracts,” the term “Affiliate” shall include only Persons that are directly or indirectly controlled by Parent, Persons that hold of record 25% or more of the voting or economic interests in Parent, and, in the case of any such Person, any other Persons holding of record 51% or more of the voting or economic interests in such material Person.
4.20    Environmental.
(a)    The Company is currently and at all times since November 13, 2013 has been in material compliance with all applicable Environmental Laws which compliance has included obtaining, and complying in all material respects with, the terms and conditions of, all material Permits required pursuant to Environmental Laws for the occupation of its properties or facilities and the operation of its business, except where such non-compliance would not result in the Company incurring material liabilities. The Company has not received from any Governmental Authority or any other Person any written or, to Seller’s Knowledge, verbal notice, written report or other written information regarding any actual or alleged violation by the Company of, or liability of the Company under, any Environmental Laws that remains outstanding or unresolved.
(b)    Since November 21, 2013, neither the Company nor any other Person (to the extent giving rise to liability for the Company) has: (i) treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, exposed any Person to, or released any Hazardous Material in violation of Environmental Laws; or (ii) owned or operated any facility or property (including the Leased Real Property) contaminated by any Hazardous Material, in either case of clause (i) or (ii) so as to give rise to any material liabilities to the Company, including any investigative, corrective or remedial obligations, pursuant to Environmental Laws.
(c)    The Company has furnished to Buyer all final material environmental assessments, audits, reports and other material environmental, health or safety documents relating to the past or current properties, facilities or operations of the Company, to the extent such documents are in the Company’s or Seller’s possession.
4.21    Suppliers. Schedule 4.21 sets forth a complete and accurate list of the 20 largest suppliers of products or services to the Company (measured by the aggregate amount purchased by the Company) during the fiscal year ended on December 31, 2017. Since the Balance Sheet Date, none of such suppliers has cancelled, terminated or materially and adversely changed its business relationship with the Company or notified the Company in writing of any intention to cancel, terminate or materially and adversely change its business relationship with the Company.
4.22    Illegal Payments. None of the Company or Seller nor, to Seller’s Knowledge, any of their respective directors, officers, employees, agents or members, has used any corporate funds of the Company for unlawful gifts, contributions, payments or similar benefits relating to political activity, or made any direct or indirect unlawful payments to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns from corporate funds of the Company, established or maintained any unlawful or unrecorded funds, violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, made any bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment or agreed to give any gift or similar benefit to any customer, student, supplier, governmental employee or other Person.
4.23    No Brokers. Except for Macquarie Capital (USA) Inc., no broker, finder or similar agent has been employed by or on behalf of Seller or the Company, and no Person is entitled to any brokerage commission, finder’s fee or any similar compensation in connection with this Agreement or the transactions contemplated hereby based on any agreement made by or on behalf of the Company or Seller.
4.24    No Other Representations or Warranties. Except for the representations and warranties contained in this ARTICLE IV (in each case, as modified by the Schedules), none of Seller, the Company or any of their respective Affiliates, employees or representatives are making or have made any representations or warranties of any sort to or for the benefit of Buyer, whether oral or written, express or implied, including any implied warranty of merchantability or of fitness for a particular purpose, and each of them expressly disclaims any such other representations and warranties.
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF BUYER
Except as set forth on the Buyer Disclosure Schedules, Buyer represents and warrants to Seller that the statements contained in this ARTICLE V are true and correct as of the date hereof and as of the Closing Date.
5.1    Investment Intent. The Company LLC Units are being purchased for Buyer’s own account and not with the view to, or for resale in connection with, any distribution or public offering thereof within the meaning of the Securities Act and the rules and regulations promulgated thereunder. Buyer acknowledges that the Interests will not be registered under the Securities Act or any state securities laws, and that the Company LLC Units may not be transferred or sold except pursuant to the registration provisions of the Securities Act or pursuant to an applicable exemption therefrom and subject to state securities laws and regulations, as applicable. Buyer is able to bear the economic risk of holding the Company LLC Units for an indefinite period (including total loss of its investment), and has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risk of its investment.
5.2    Organization and Standing. Buyer is a Delaware corporation validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization. Buyer is duly qualified to do business in each jurisdiction in which the character of the properties owned or leased by it or in which the conduct of its business requires it to be so qualified, except where the failure to be so qualified would not have or could not reasonably be expect to have a material adverse effect on Buyer.
5.3    Authority, Validity and Effect. Buyer has the requisite power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party to be executed and delivered by it, and to consummate the transactions contemplated hereby and thereby and to carry on the business in which it is engaged and to own, lease and use the properties owned, leased and used by it. The execution and delivery of this Agreement and the Transaction Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate or other action on the part of Buyer. This Agreement and the Transaction Documents to which it is party have been duly and validly executed and delivered by Buyer and constitutes the legal, valid and binding obligations of Buyer, enforceable against Buyer in accordance with their terms, except as limited by the General Enforceability Exceptions.
5.4    No Conflict; Required Filings and Consents.
(a)    Neither the execution and delivery of this Agreement or the other Transaction Documents by Buyer, nor the consummation by Buyer of the transactions contemplated hereby or thereby will (i) conflict with or result in a breach of any provisions of the certificate of incorporation, bylaws (or equivalent organizational documents of Buyer), (ii) with or without the giving of notice or the passage of time or both, constitute or result in the breach of or default under, or give rise to any right of termination, cancellation or acceleration with respect to, violate or conflict with, require any consent under any note, bond, mortgage, indenture, license, agreement, lease, or other instrument or obligation to which it is a party or by which it or any of its properties or assets may be subject, or (iii) violate any Governmental Order or Law applicable to Buyer or any of its properties or assets, where, in any such case, the conflict, violation, breach, default or other action would adversely the ability of Buyer to perform its obligations under this Agreement or any Transaction Document executed by it.
(b)    No consent is required to be obtained by Buyer for the execution and delivery of this Agreement or the Transaction Documents or compliance by Buyer with any of the provisions hereof or thereof, for the consummation of the transactions contemplated by this Agreement or the Transaction Documents or the taking of any action contemplated hereby or thereby that if not obtained would adversely affect the ability of Buyer to perform its obligations hereunder or thereunder.
(c)    There are no Actions pending, and to the knowledge of Buyer, threatened, that question any of the transactions contemplated by, or the validity of, this Agreement or the other Transaction Documents or which, if adversely determined, would affect the ability of Buyer to enter into or perform its obligations under this Agreement or any Transaction Document.
5.5    Compliance with Educational Laws. To Buyer’s Knowledge, there exists no material facts or circumstances attributable to Buyer, or other Person that exercises substantial control (as the term “substantial control” is defined in 34 C.F.R. § 668.174(c)(3)) with respect to Buyer, that would, individually or in the aggregate, materially adversely affect the Company’s or the School’s ability to obtain any Educational Consent, and there are no material outstanding Governmental Orders and no material unsatisfied judgments, penalties or awards against or affecting Buyer or other Person that exercises substantial control with respect to Buyer or any of their properties or assets that would materially and adversely affect the ability of Buyer to consummate the transaction contemplated hereby or perform its obligations hereunder.
5.6    Independent Investigation; No Reliance. In connection with its investment decision, Buyer and/or its representatives have inspected and conducted such reasonable independent review, investigation and analysis (financial and otherwise) of the Company as desired by Buyer. The purchase of the Interests by Buyer and the consummation of the transactions contemplated hereby by Buyer are not done in reliance upon any representation or warranty by, or information from, Seller, the Company or any of their respective Affiliates, employees or representatives, whether oral or written, express or implied, including any implied warranty of merchantability or of fitness for a particular purpose, except for the representations and warranties specifically and expressly set forth in ARTICLE IV (in each case, as modified by the Company Disclosure Schedules), and Buyer acknowledges that Seller and the Company expressly disclaim any other representations and warranties. Such purchase and consummation are instead done entirely on the basis of Buyer’s own investigation, analysis, judgment and assessment of the present and potential value and earning power of the Company, as well as those representations and warranties, specifically and expressly set forth in ARTICLE IV (in each case, as modified by the Company Disclosure Schedules). Buyer acknowledges that neither Seller nor the Company has made any representations or warranties to Buyer regarding the probable success or profitability of the Company. Neither Seller, the Company nor any other Person will have or be subject to any liability to Buyer or any other Person resulting from the distribution to Buyer or its representatives or Buyer’s use of any information regarding any of them, including any confidential information memoranda distributed on their behalf relating to their respective businesses or other publications or data room (including any electronic or “virtual” data room) information provided or made available to Buyer or its representatives, or any other document or information in any form provided or made available to Buyer or its representatives, including management presentations, in connection with the purchase and sale of the Interests and the transactions contemplated hereby.
5.7    Sufficiency of Funds. At the Closing, Buyer will have sufficient cash on hand or other sources of immediately available funds to pay the Purchase Price and consummate the transactions contemplated by this Agreement.
5.8    Equity Commitment.
(a)    Buyer has delivered to Seller and the Company a duly executed, true, complete, and correct copy (including all exhibits, schedules, and annexes thereto) (collectively, the “Equity Commitment Letter”) dated as of the date hereof, by and between Altas Partners Holdings LP (the “Fund”) and Buyer, pursuant to which the Fund has committed, subject to the terms thereof, to invest in Buyer at the Closing the cash amount set forth therein, and of which Seller is a third party beneficiary.
(b)    The Equity Commitment Letter is in full force and effect and has not been amended, waived or modified. It constitutes the legal, valid, binding and enforceable obligation of the Fund. There are no conditions precedent or other contingencies related to the funding of the Equity Commitment Letter except those expressly set forth in it, and there are no contractual or other contingencies under any agreement which would permit the Fund to reduce the amount of the commitment thereunder.
(c)    Subject to the terms and conditions of the Equity Commitment Letter, and subject to the terms and conditions of this Agreement, the net proceeds contemplated by the Equity Commitment Letter, will provide funds to Buyer sufficient to pay the Purchase Price and the other amounts payable under Section 2.2 at the Closing.
5.9    Solvency. Assuming that (i) the representations and warranties set forth in ARTICLE IV are true and correct in all material respects; (ii) no condition or event has caused or no event or condition exists that could reasonably be expected to cause a Material Adverse Effect; and (iii) Seller and the Company have complied with the covenants set forth in Section 6.1, after giving effect to the transactions contemplated by this Agreement, the Company (a) will be solvent (in that both the fair value of its assets will not be less than the sum of its liabilities and that the present saleable value of its assets will not be less than the amount required to pay its probable liabilities as they become absolute and matured), (b) will have adequate capital with which to engage in its business, and (c) will not have incurred and will not plan to incur liabilities beyond its ability to pay as they become absolute and matured.
5.10    No Brokers. No broker, finder or similar agent has been employed by or on behalf of Buyer, and no Person is entitled to any brokerage commission, finder’s fee or any similar compensation in connection with this Agreement or the transactions contemplated hereby based on any agreement made by or on behalf of Buyer.
ARTICLE VI
COVENANTS AND AGREEMENTS
6.1    Interim Operations of the Company. From the date of this Agreement and until the Closing Date or the earlier termination of this Agreement, except as set forth on Schedule 6.1, or as contemplated in the Company’s 2018 and 2019 annual budgets, or as expressly provided for by this Agreement, unless Buyer gives its prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed): (a) the Company shall (i) conduct its business in the ordinary course of business consistent with past practice; (ii) make capital and other expenditures in accordance with the Company’s 2018 budget set forth on Schedule 6.1 and implemented in a matter consistent with the Company’s past practices (it being understood that if the amount of capital expenditures made in 2018, prior to Closing, is less than 90% of budgeted capital expenditures during the same period, then the difference between capital expenditures made and 90% of budgeted capital expenditures will be deemed to increase Company Debt on a dollar-for-dollar basis); and (iii) use commercially reasonable efforts to maintain and preserve intact the current organization, business and franchise of the Company and to preserve its relationships with its employees, students, customers, lenders, suppliers, Educational Agencies and other regulators and others having business relationships with the Company to the extent permitted by applicable Law; and (b) the Company shall not:
(a)    (i) transfer, license, abandon, acquire or dispose of or lease, license or sublicense any material property (personal, intangible or real) or assets or (ii) mortgage or encumber any material property (personal, intangible or real) or assets other than by Permitted Liens;
(b)    acquire (whether by merger, consolidation, sale of stock, sale of assets or otherwise), in a single transaction or a series of related transactions, any Person or the material assets thereof;
(c)    enter into, modify, amend, or terminate: (i) any Material Contracts or Leases other than in the ordinary course of business consistent with past practice; or (ii) any Contract with any Governmental Entity, other than in the ordinary course of business consistent with past practice;
(d)    take any action to: (i) enter into, modify, amend, or terminate any Collective Bargaining Agreement, except to the extent required by Law or any existing Contract disclosed to Buyer prior to the date hereof; (ii) amend, terminate, enter into or adopt any employee benefit plan or enter into any employment arrangement except in the ordinary course of business consistent with past practice or any severance, change in control, retention or similar arrangement other than arrangements that will be discharged by the Company or Seller at or before Closing; (iii) grant any increase in the wages, salaries, compensation, bonuses, incentives, pension or other benefits payable or to be provided to its former or current employees, officers, directors or independent contractors or establish or increase any compensation or benefits under any employee benefit plan, other than customary cost of living adjustments and increases in the ordinary course of business consistent with past practice; (iv) hire or terminate without cause any individual with annual compensation that exceeds $150,000; (v) engage in any action requiring notice to employees in the event of an employment loss or layoff under the WARN Act; or (vi) recognize any labor union, labor organization or group of employees as the collective bargaining representatives for any employees of the Company;
(e)    make any material change to its accounting methods, principles, policies or practices, except as may be required by changes to GAAP or applicable Law;
(f)    make any material amendment to its articles of organization or operating agreement (or equivalent organizational documents);
(g)    except as specifically contemplated hereby issue, sell, redeem or otherwise acquire any membership interests or other equity interests or options, warrants, calls, subscriptions or other rights to purchase any membership interests or other equity interests of any Person or split, combine, subdivide or otherwise reclassify their capital stock or other equity;
(h)    declare, set aside, make or pay any dividend or other distribution (in cash or otherwise) on any of the Company LLC Units or the Interests to any Person (other than cash dividends to Seller or distributions to Seller and its Affiliates effected by issuing or forgiving intercompany debt);
(i)    (i) make any commitment for any capital expenditure that would result in monetary payments in excess of $500,000 in the aggregate by the Company after the Closing, or make any material capital investment in, or any loan to, any other Person;
(j)    create, incur, assume or guarantee any indebtedness for borrowed money except draws under existing lines of credit and revolving loans, unsecured current obligations, liabilities incurred in the ordinary course of business consistent with past practice, indebtedness that will be repaid at or before Closing, and capital leases for equipment in the ordinary course of business consistent with past practice;
(k)    enter into any new intercompany loan Contract or Contract under which the Company advances or loans any amounts to any of its former or current directors, officers, employees or any of their respective Affiliates, in each case except for loans and advances that will be repaid at or before the Closing;
(l)    make, revoke or change any Tax election or accounting method, settle or compromise any liability with respect to Taxes or consent to any claim or assessment relating to Taxes that, in any such case, would reasonably be expected to have the effect of materially increasing any Tax liability in respect of any taxable period beginning after the Closing Date or that otherwise would be borne by Buyer (taking into account the effect of the indemnity provisions of this Agreement);
(m)    institute or settle any Action (i) involving equity or injunctive relief or (ii) that would require a monetary payment of more than $250,000 by the Company after the Closing;
(n)    adopt any plan of liquidation or dissolution or file a petition in bankruptcy or consent to the filing of any bankruptcy;
(o)    fail to maintain the Leased Real Property in substantially the same condition as of the date of this Agreement, ordinary wear and tear, casualty and condemnation excepted;
(p)    agree to take any of the actions described in clauses (a) through (o) above or take any action or resolve that would result in the foregoing;
(q)    consistent with the schedule set forth on Schedule 6.1, make a material change to its plan to open new campuses or add new educational programs, or fail to take commercially reasonable steps to maintain all Educational Approvals or seek new approvals for educational programs or new campuses; or
(r)    materially change the nature of its business (including enter into new jurisdictions and change its regulatory status).
For the purpose of obtaining Buyer’s consent pursuant to this Section 6.1, Seller shall provide a written notice setting forth in reasonable detail the contemplated action. Failing any answer from Buyer within five Business Days after receipt of Seller’s notice, Buyer shall be deemed to have given its consent with respect to such matter.
6.2    Reasonable Access; Confidentiality.
(a)    From the date of this Agreement until the Closing or the earlier termination of this Agreement, and subject to applicable Law, Seller and the Company shall give Buyer and its representatives, upon reasonable advance notice, reasonable access, during normal business hours, to their assets, properties, books, records, agreements and employees and shall permit Buyer to make such inspections as Buyer may reasonably require and to make available to Buyer during such period all such information as Buyer may from time to time reasonably request. Any request for information made by Buyer shall be made only to those persons that Seller designates, and Buyer’s access to the property and employees of Seller shall be subject to such reasonable restrictions as Seller may impose to avoid disruption of Seller’s business. Notwithstanding anything to the contrary in this Agreement, neither Seller nor the Company shall be required to disclose any information to Buyer if such disclosure would, in Seller’s sole discretion: (x) cause significant competitive harm to Seller, the Company and their respective businesses if the transactions contemplated by this Agreement are not consummated; (y) jeopardize any attorney-client or other privilege; or (z) contravene any applicable Law, fiduciary duty or binding agreement entered into prior to the date of this Agreement. Prior to the Closing, without the prior written consent of Seller, which may be withheld for any reason, Buyer shall not contact any suppliers to, or customers of, the Company and Buyer shall have no right to perform invasive or subsurface investigations of the Leased Real Property.
(b)    From the date of this Agreement until the Closing or the earlier termination of this Agreement, Seller and the Company shall use their commercially reasonable efforts to provide Buyer with copies of material and substantive correspondence to or from all Educational Agencies and respond to reasonable inquiries from Buyer with respect to: (i) the application for initial licensure from any Educational Agency, CCNE, the Accreditation Review Commission on Education for the Physician Assistant, or the Council on Academic Accreditation; (ii) renewal of any existing Educational Approval; (iii) the School’s efforts to add new campuses, add new educational programs or modify existing educational programs; (iv) new applications or modifications to existing applications filed with any Educational Agency; and (v) any interim reports to be filed with any Educational Agencies. Seller and Company shall meet this obligation by uploading copies of such correspondence into the diligence data site that has been established for the transaction contemplated by this Agreement.
(c)    From the date of this Agreement until the Closing or the earlier termination of this Agreement, Seller and the Company shall provide Buyer with prompt notice of any material developments, including but not limited to new claims or the addition of new plaintiffs and any filings, orders, judgments, or settlements, in connection with the Master Orthopedic Physician Assistant program or any cases listed on Schedule 6.2(c).
(d)    Any information provided to or obtained by Buyer or its representatives pursuant to Section 6.2(a) above will be subject to the Confidentiality Agreement entered into between Parent and Altas Partners Corporation on September 8, 2016 for the benefit of the Company (the “Confidentiality Agreement”), and must be held by Buyer in accordance with and be subject to the terms of the Confidentiality Agreement. Buyer agrees to be bound by and comply with the provisions set forth in the Confidentiality Agreement as if such provisions were set forth in full herein, and such provisions are hereby incorporated herein by reference.
6.3    Publicity. Except as may be required to comply with the requirements of any applicable Law or applicable rules and regulations of any exchange on which the securities of a party may be listed, prior to the Closing Date, no party will issue any press release or other public announcement relating to the subject matter of this Agreement or the transactions contemplated hereby without the prior written approval (which approval shall not be unreasonably withheld, conditioned or delayed) of Buyer, on the one hand, and Seller, on the other hand.
6.4    Records. Subject to ARTICLE X, with respect to the financial books and records and minute books of the Company relating to matters on or prior to the Closing Date: (i) for a period of seven years after the Closing Date, Buyer shall not cause or permit their destruction or disposal without first offering to surrender them to Seller; and (ii) where there is a legitimate purpose, including an audit of Seller by an Educational Agency, the IRS or any other Taxing Authority or an Action involving Seller or a claim or dispute relating to this Agreement, Buyer shall allow Seller and its representatives reasonable access to such books and records during regular business hours, except as prohibited by Law.
6.5    Insurance.
(a)    Buyer acknowledges and agrees that, except as expressly provided in this Section 6.5, effective at the time of the Closing, the Company will cease to be insured by any Insurance Policies.
(b)    Seller agrees to cause the interest and rights of Seller and its Affiliates as of the Closing Date as insureds or beneficiaries under occurrence based insurance policies and claims based insurance policies of Seller or any of its Affiliates in connection with the Company in respect of periods prior to the Closing Date (collectively, the “Insurance Policies”) to survive the Closing for the period for which such interests and rights would have survived without regard to the transactions contemplated by this Agreement to the extent provided under the Insurance Policies. Each claim, act, omission, event, circumstance, occurrence or loss that is or may be covered by an Insurance Policy (each, a “Pre-Closing Claim”) shall be administered by the Company, subject to reimbursement by Buyer for Seller’s actual out-of-pocket costs associated therewith.
(c)    Upon Buyer’s reasonable request, Seller shall, and shall cause its Affiliates to, reasonably cooperate with Buyer and its Affiliates in connection with the administration of claims contemplated by this Section 6.5 (including timely presenting any claims tendered to it by Buyer or its Affiliates to all appropriate insurers). Any sums paid by an insurer to Seller shall be paid over to Buyer by Seller within five business days of receipt.
(d)    Seller shall not release, commute, buy-back or otherwise eliminate the coverage under any Insurance Policies without the written consent of Buyer.
6.6    Commercially Reasonable Efforts; Cooperation.
(a)    Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement and to obtain satisfaction or waiver of the conditions precedent to the consummation of the transactions contemplated hereby, including (i) obtaining all of the necessary Consents from Governmental Authorities and the making of all filings and the taking of all steps as may be necessary to obtain Consent from, or to avoid an Action by, any Governmental Authority; and (ii) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement. Notwithstanding the foregoing, in no event shall either party’s cooperation require such party to expend significant cash, to undertake litigation, agree to any amendment or modification of any Material Contract or material Permit or limit, relinquish or divest any material benefit, right or property it has or would acquire in connection with the transactions contemplated hereby.
(b)    Without limiting the generality of the undertakings pursuant to Section 6.6(a), the parties shall (i) provide or cause to be provided as promptly as reasonably practicable to Governmental Authorities with jurisdiction over the Antitrust Laws (each such Governmental Authority, a “Governmental Antitrust Authority”) information and documents requested by any Governmental Antitrust Authority as necessary, proper or advisable to permit consummation of the transactions contemplated by this Agreement, including preparing and filing any notification and report form and related material required under the HSR Act and any additional consents and filings under any other Antitrust Laws as promptly as practicable following the date of this Agreement (provided that in the case of the filing under the HSR Act, such filing shall be made within 20 Business Days after the date of this Agreement) and thereafter to respond as promptly as practicable to any request for additional information or documentary material that may be made under the HSR Act or any other applicable Antitrust Laws and (ii) subject to the terms set forth in Sections 6.6(a) and 6.6(c) hereof, use their reasonable best efforts to take such actions as are necessary or advisable to obtain prompt approval of the consummation of the transactions contemplated by this Agreement by any Governmental Authority or expiration of applicable waiting periods. Neither Buyer, on the one hand, nor Seller, on the other hand, shall commit to or agree with any Governmental Authority to stay, toll or extend any applicable waiting period under the HSR Act or other applicable Antitrust Laws, without the prior written consent of the other (such consent not to be unreasonably withheld, conditioned or delayed). Buyer shall pay all filing fees relating to filings under the HSR Act and any other applicable Antitrust Laws.
(c)    If any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by a Governmental Authority or private party challenging any transaction contemplated by this Agreement, or any other agreement contemplated hereby, Seller and the Company shall cooperate, at the expense of Buyer, in all respects with Buyer and shall use their reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any Governmental Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement.
(d)    Parent and Seller acknowledge and agree that the provision by Parent and its Affiliates of transition services to the Company are necessary to: (i) support the operation of the Company following Closing; (ii) assist in an orderly transfer of the Company as a result of its change of ownership; and (iii) permit the Company to obtain alternate sources of supply of services. In furtherance of the foregoing, from the date of this Agreement to the Closing Date, each of Parent, Seller and Buyer shall use its commercially reasonable efforts to: (A) identify, recruit, hire and train personnel to provide the services contemplated by the Transition Services Agreement; (B) obtain licenses for software and software packages to replace those required for the provision of services under the Transition Services Agreement; and (C) otherwise prepare for an orderly and reasonably expeditious transfer of services from Parent to the Company. Nothing in this Section 6.6(d) shall permit Seller to enter into any such arrangements on behalf of Buyer.
6.7    Employee Matters.
(a)    During the period commencing at Closing and ending on December 31, 2019 (or if earlier, the date of the employee’s termination of employment with the Company) (the “Continuation Period”), Buyer shall, and shall cause the Company to, provide each employee of the Company as of the date hereof who remains employed immediately after the Closing (an “Employee”) with: (i) base salary or hourly wages which are no less than the base salary or hourly wages provided by the Company immediately prior to the Closing; (ii) target annual cash bonus opportunities (excluding equity-based compensation), if any, which are the same as the target annual bonus opportunities (excluding equity-based compensation) provided by the Company immediately prior to the Closing; (iii) retirement and welfare benefits (but in each case, excluding any defined benefit pension plan benefits, retire health and welfare benefits and non-qualified deferred compensation or retirement benefits) that are substantially similar in the aggregate to those provided by or on behalf of the Company immediately prior to the Closing under the Company Benefit Plans; and (iv) severance compensation that is no less favorable than the severance compensation provided under any Company Benefit Plan that is a severance practice, plan or policy in effect for such Employee immediately prior to the Closing and set forth on Schedule 4.17.
(b)    To the extent not otherwise required by or resulting from the operation of Law, Buyer shall, and shall cause its Affiliates to, recognize the service of each Employee with the Company, as of the Closing, as service with Buyer or its Affiliates for purposes of vesting and eligibility to participate in any applicable qualified retirement plan or welfare benefit plan of Buyer or its Affiliates in which such Employee will be entitled to participate on and after the Closing Date (but not for purposes of benefit accrual under any plan, program or arrangement of any kind, other than vacation or severance benefits), but only to the extent such prior service is credited under the corresponding Company Benefit Plan as of the Closing.
(c)    With respect to any welfare benefit plans of Buyer or any of its Affiliates (other than any long-term disability plan), Buyer shall use commercially reasonable efforts to cause any pre‑existing conditions, limitations, eligibility waiting periods or required physical examinations to be waived with respect to the Employees and their eligible dependents to the extent waived under the corresponding Company Benefit Plan in which the applicable Employee participated immediately prior to the Closing.
(d)    Effective as of the Closing Date or such other date set forth in the Transition Services Agreement, each Employee shall cease participation under each Company Benefit Plan that is not an Assumed Company Benefit Plan. Except as specifically set forth herein or under the Transition Services Agreement, any claim or liability under each Assumed Company Benefit Plan that is incurred or accrued prior to or as of the Closing Date shall be retained by Seller and its Affiliates on or after the Closing Date. For purposes of this Section 6.7(d), a claim is deemed incurred when the services that are the subject of the claim are performed, in the case of life insurance, when the death occurs and, in the case of a hospital stay, when the employee first enters the hospital.
(e)    Any current or former employee of the Company who: (i) as of the Closing Date is receiving or entitled to receive short term disability benefits and who subsequently becomes eligible to receive long term disability benefits; or (ii) as of the Closing Date is receiving or entitled to receive long term disability benefits, shall become eligible or continue to be eligible, as applicable, to receive long term disability benefits under the Company Benefit Plan that is a long term disability if allowed under the terms of such Company Benefit Plan.
(f)    As soon as administratively practicable following the Closing Date, the Buyer and Seller shall take all commercially reasonably actions necessary to permit Employees who have an account balance under any Company Benefit Plan that is a tax-qualified defined contribution retirement plan (the “Seller’s 401(k) Plan”) to rollover (whether by direct or indirect rollover, as selected by such Employee) his or her “eligible rollover distribution” (as defined under Section 402(c)(4) of the Code) in the form of cash, a promissory note (in the case of loans) or any combination thereof from the Seller’s 401(k) Plan to a tax-qualified defined contribution retirement plan maintained by Buyer, the Company or their Affiliate for the benefit of the Employees. As of or as soon as a practicable following the Closing Date, to the extent allowed under applicable Law, the Seller shall: (i) fully vest each Employee in his or her account balance under the Seller’s 401(k) Plan; and (ii) make all contributions required under the Seller’s 401(k) Plan for the Employees who are participants in the Seller’s 401(k) Plan for all periods of time up to the Closing Date and shall waive any last-day or 1,000-hour requirements for purposes of any such employer contributions with respect to such Employees allocable during the plan year containing the Closing Date.
(g)    Seller shall take all actions necessary to allow each Employee who remains employed by the Company (and each applicable dependent or family member thereof) who is a participant as of the Closing Date in either the Higher Education Tuition Reduction Program (for U.S. Based Employees) or the Tuition Reimbursement Program, as described in the Laureate Education, Inc. Benefits Guide 2018 and as further described in Schedule 4.17(b), to continue to participate in the Higher Education Tuition Reduction Program or Tuition Reimbursement Program as applicable, and shall bear all costs and obligations associated with providing such benefits during the period beginning on the Closing Date and ending on the earlier of the date such individual either: (i) withdrawals from their current degree program; (ii) completes their current degree program; or (iii) ceases to be an employed by the Company (or a family member of a Company employee).
(h)    No provision in this Section 6.7 or elsewhere in this Agreement is intended to or shall be construed to: (i) create any third-party beneficiary or other rights in any employee or former employee (including any beneficiary or dependent thereof) of the Company or any other Person other than the parties hereto and their respective successors and permitted assigns; or (ii) constitute or create or be deemed to constitute or create an employment agreement, consulting, independent contractor or similar agreement or arrangement, or any right to employment or continued employment for any period of time by reason of this Agreement, or any right to a particular term or condition of employment; or (iii) constitute or be deemed to constitute an amendment to any Company Benefit Plan or other employee benefit plan, program, agreement or arrangement sponsored or maintained by Buyer, the Company or any of their respective Affiliates or shall in any way be construed to limit Buyer, the Company or any of their respective Affiliates from amending modifying or terminating any such plan, program or agreement.
6.8    No Negotiation.
(a)    From the date of this Agreement until the Closing or the earlier termination of this Agreement, none of Seller nor the Company or their respective representatives and Affiliates, directly or indirectly, shall solicit or initiate any inquiries or proposals from, or discuss or negotiate with or provide any information to, any third Person (other than Buyer and its representatives) relating to any transaction involving the sale of the business or significant portion of the assets of the Company, or the Company LLC Units or the Interests, or any merger, consolidation, business combination or similar transaction involving the Company or enter into agreements or other instruments, whether or not binding, with respect to such an inquiry or proposal.
(b)    Seller and the Company agree that the rights and remedies for noncompliance with this Section 6.8 shall include having such provision specifically enforced by any court having jurisdiction, it being acknowledged and agreed that any such breach would cause irreparable injury to Buyer and that money damages would not provide an adequate remedy to Buyer.
6.9    Regulatory Authorizations; Consents.
(a)    The parties shall cooperate and use their respective commercially reasonable efforts to obtain the consents necessary for the performance of their obligations under this Agreement, including obtaining the Required Pre-Closing Educational Consents listed on Schedule 6.9(a). Prior to the Closing, the parties will coordinate regarding the submission to all applicable Educational Agencies of all letters, notices, applications or other documents required to obtain the Required Pre-Closing Educational Consents as listed on Schedule 6.9(a), including the pre-acquisition review applications with the DOE and, no later than May 7, 2018 (unless a later date is mutually agreed to in writing by the parties), the submission of a substantive change application to WASC. Each party shall provide the other with: (i) reasonable advance review and consultation regarding any notices or applications to be filed with any Educational Agency with respect to any Required Pre-Closing Educational Consent listed on Schedule 6.9(a); and (ii) a copy of any notice or application as filed with, or any notice received from, any Educational Agency with respect to any Required Pre-Closing Educational Consent, as listed on Schedule 6.9(a). To the extent practical, prior to attending any meetings, telephone calls or discussions with any Educational Agency concerning the transactions contemplated by the Transaction Documents, the parties shall discuss and agree upon strategy and issues to be pursued and responses to likely questions. The parties will use their respective commercially reasonable efforts to ensure that their appropriate officers and employees shall be available to attend, as any Educational Agency may reasonably request, any scheduled meetings or telephone calls in connection with the transactions contemplated hereby.
(b)    The parties shall cooperate to send courtesy notices to each of Educational Agencies listed on Schedule 6.9(b), and to the extent that any such agencies shall have identified a material impediment to issuing their Required Post-Closing Educational Consent according to their customary procedures, the parties shall use commercially reasonable efforts to remove or mitigate such impediments. Prior to the Closing, the parties will coordinate regarding the submission to all applicable Educational Agencies of all letters, notices, applications or other documents required to obtain the Required Post-Closing Educational Consents as listed on Schedule 6.9(b), Each party shall provide the other with: (i) reasonable advance review and consultation regarding any notices or applications to be filed with any Educational Agency with respect to any Required Post-Closing Educational Consent listed on Schedule 6.9(b); and (ii) a copy of any notice or application as filed with, or any notice received from, any Educational Agency with respect to any Required Post-Closing Educational Consent, as listed on Schedule 6.9(b). To the extent practical, prior to attending any meetings, telephone calls or discussions with any Educational Agency concerning the transactions contemplated by the Transaction Documents, the parties shall discuss and agree upon strategy and issues to be pursued and responses to likely questions. The parties will use their respective commercially reasonable efforts to ensure that their appropriate officers and employees shall be available to attend, as any Educational Agency may reasonably request, any scheduled meetings or telephone calls in connection with the transactions contemplated hereby.
(c)    The parties shall cooperate and use their respective commercially reasonable efforts prior to the Closing to provide notices to the Educational Agencies listed on Schedule 6.9(c).
(d)    The parties shall cooperate and use their respective commercially reasonable efforts prior to the Closing to obtain approval, if applicable, from the Educational Agencies listed on Schedule6.9(d).
(e)    The parties shall cooperate and use their respective commercially reasonable efforts prior to the Closing to provide courtesy notices to the Educational Agencies listed on Schedule 6.9(e).
6.10    Satisfaction of DOE and Related Requirements. Subject to Section 7.1(d), Buyer shall take all such actions as may be required or requested by any Educational Agency to complete and effectuate the transfer of the operations of the School hereby to Buyer.
6.11    R&W Policy. Buyer will not amend, waive or otherwise modify any provision of the R&W Policy in any manner that would allow the insurer thereunder or any other Person to subrogate or otherwise make or bring any action or proceedings against Seller or any Affiliate thereof or any past, present or future director, manager, officer, employee or advisor of any of the foregoing based upon, arising out of, or related to this Agreement, or the negotiation, execution or performance of this Agreement, except in the case of actual fraud or willful misconduct.
6.12    Financing.
(a)    Each of Seller and the Company shall use commercially reasonable efforts to, and to cause its Representatives, including legal and accounting, at Buyer’s sole expense to, provide such cooperation as is reasonably necessary in connection with the arrangement of any debt financing to be provided by a Financing Source for the purpose of providing funding for the transactions contemplated hereby (“Debt Financing”) and as may be reasonably requested by Buyer, including using commercially reasonable efforts in: (a) providing to Buyer from time to time information regarding the Company and its industry reasonably requested by the lenders providing the Debt Financing, including providing reasonable access to such lenders and their advisors to books and records and contracts of the Company at reasonable times and upon reasonable notice and assisting with the identification of any portion of such information that constitutes material non-public information and using commercially reasonable efforts to update any such information to the extent contained in an offering document if the Company becomes aware of any new material information; (b) facilitating negotiations between Buyer and its Financing Sources by making senior management of the Company reasonably available for drafting sessions, road shows, meetings, syndication presentations, due diligence sessions, lender or proposed Financing Source meetings and sessions with rating agencies so long as the foregoing does not unreasonably interfere with the conduct of the Company’s business; (c) assisting with the preparation of customary materials for rating agency presentations, offering documents, bank information memoranda, business projections and similar marketing documents required in connection with the Debt Financing including providing customary authorization letters related thereto and information required by regulatory authorities under applicable “know your customer” and anti-money laundering rules, regulations and legal requirements; (d) (i) delivering to Buyer as soon as available, but in any event, within 90 days after the end of each fiscal year ending after the date hereof, audited financial statements of the Company; (ii) delivering to Buyer as soon as available, but in any event within 45 days after the end of the second and third fiscal quarters of the 2018 fiscal year and the first three fiscal quarters of each fiscal year ending after the date hereof, unaudited interim financial statements of the Company; and (iii) as promptly as practicable, furnishing Buyer and its Financing Sources all information other reasonably requested by Buyer and its Financing Sources (including in connection with Buyer’s preparation of pro forma financial statements) (all such information in this clause (d) is referred to collectively as the “Required Information”) and such other financial and other pertinent information regarding the Company as shall exist and be reasonably requested by Buyer; (e) helping to procure, and executing and delivering (effective as of the Closing Date), other definitive financing documents or other reasonably requested certificates or documents, including pledge and security agreements, subordination agreements, customary certificates (including a certificate of the chief financial officer (or other comparable officers) of the Company with respect to solvency matters), customary legal opinions and, if applicable, real estate surveys and title documentation; (f) as of the Closing Date, taking all corporate actions reasonably requested by the Buyer to authorize the consummation of the Debt Financing; (g) request from the Company’s existing lenders such customary documents in connection with refinancings as requested by Buyer in connection with the Debt Financing and collateral arrangements, including customary payoff letters, lien releases and instruments of termination or discharge; and (h) providing all such other reasonable assistance as necessary in order for Buyer to satisfy the conditions to the consummation of the Debt Financing. Seller and the Company hereby consent to the use of the Company’s names and logos in connection with the Debt Financing; provided, that such names and logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or its reputation or goodwill or infringe rights of others. Notwithstanding the foregoing: (i) neither Seller nor the Company shall be required to become subject to any obligations or liabilities with respect to the Debt Financing prior to the Closing; (ii) neither Seller nor the Company shall be required to provide cooperation under this Section 6.12 that unreasonably interferes with the ongoing business of the Company; and (iii) neither Seller nor the Company shall be required to pay any commitment or other similar fee or enter into any definitive agreement or incur any other liability or obligation of any kind prior to the Closing.
(b)    Promptly upon request by Seller, Buyer shall reimburse Seller and the Company for all of their reasonable documented out-of-pocket costs and expenses (including attorneys’ fees) incurred by them in connection with the cooperation of Seller and the Company contemplated by this Section 6.12. In addition, Buyer shall indemnify and hold harmless Seller and the Company, and their respective directors, officers, employees, representatives and advisors from and against any and all losses suffered or incurred by any of them in connection with the Financing and any information shared or utilized in connection therewith, except to the extent resulting from the gross negligence or willful misconduct of such parties.
(c)    Nothing in this Section 6.12 shall require Seller or the Company to: (i) waive or amend any terms of this Agreement; (ii) take any action that could reasonably be expected to result in a breach of a Contract; (iii) take any action that would reasonably be expected to subject it to any actual liability or require it to pay or reimburse any fees or expenses for which it would not be entitled to reimbursement or is not otherwise indemnified by or on behalf of Buyer, or to give any indemnities that are effective prior to the Closing; or (iv) obtain approval of its board of directors or similar governing body for any resolutions or authorizations relating to the Financing.
(d)    All non-public or other confidential information provided by Seller or the Company or any of their representatives pursuant to this Section 6.12 shall be kept confidential in accordance with the Confidentiality Agreement; provided, however, that Buyer shall be permitted to disclose such information to any debt provider or prospective debt providers and other financial institutions that are or may become parties to the Debt Financing (and to their respective counsel and auditors) so long as: (i) the recipients of such information agree to customary confidentiality arrangements; and (ii) Buyer will be responsible for any actions (or inactions) by such recipients that would be deemed a breach of the Confidentiality Agreement as if Buyer had so acted (or not acted).
6.13    Tax Sharing Agreements. The Company’s participation in the Amended and Restated Tax Sharing Agreement of Parent and its subsidiaries (and in any other tax sharing or similar agreement to which the Company, on the one hand, and Parent or Seller or any of their respective Affiliates, on the other hand, are parties) shall be terminated as of the Closing Date. After the Closing, the Company shall not have any further rights or liabilities thereunder or attributable thereto.
6.14    Equity Commitment Letter. Buyer shall not agree to any amendments or modifications to, or grant any waivers of, any condition or other provisions under the Equity Commitment Letter or take any action, or fail to take any action, that would adversely impact the ability of Buyer or Seller to enforce its rights under the Equity Commitment Letter.
6.15    Intercompany Loan. Parent shall pay or cause to be paid in full the amount of indebtedness outstanding immediately prior to the Closing under the Intercompany Loan and shall settle or cause to be settled any other intercompany balances prior to the Closing.
6.16    Assignment of Austin Building C Lease. At the Closing, Seller shall assign to the Company, the Buyer or any designee of the Buyer the Standard Industrial Commercial Multi-Tenant Lease – Net dated September 29, 2014, by and between Seller and LaCross Medical, L.P. (pertaining to the premises located on the first floor of Building C, 5401 La Crosse Avenue, Austin, Texas 78739) (the “Austin C Lease”), and the Company, Buyer or designee of the Buyer shall accept such assignment and assume all obligations thereunder. Buyer and Seller shall use their reasonable best efforts to cause the landlord under such lease to consent to such assignment prior to the Closing. If such consent is not obtained prior to the Closing, Buyer and Seller shall continue to use their commercially reasonable efforts, for a period of two years following the Closing, to cause the landlord under such lease to consent to such assignment and, until such consent is obtained, Buyer and Seller will use commercially reasonable efforts to establish (at Buyer’s cost) an arrangement reasonably satisfactory to Buyer and Seller under which Buyer (or one of its subsidiaries, as applicable) would obtain the rights and benefits under the Austin C Lease.
ARTICLE VII
CONDITIONS TO CLOSING
7.1    Conditions to Obligation of each Party. The respective obligations of each party to this Agreement to consummate the transactions contemplated by this Agreement are subject to the satisfaction or waiver (if permitted by applicable Law) on or prior to the Closing of each of the following conditions:
(a)    The waiting period applicable to the consummation of the transactions contemplated hereby under the HSR Act (or any extension thereof) shall have expired or been terminated.
(b)    No Governmental Authority shall have issued a Governmental Order that has become final, including any permanent injunction, restraining or enjoining the transactions contemplated by this Agreement. To the extent that there is a Governmental Order restraining or enjoining the transactions contemplated by this Agreement that is not final, the parties’ obligations to consummate the transactions contemplated by this Agreement will be held in abeyance such time as the applicable court makes a determination as to whether or not such Governmental Order will be granted (subject to satisfaction or waiver of the other conditions in this ARTICLE VII).
(c)    Seller and Buyer shall have received the Required Pre-Closing Educational Consents listed on Schedule 6.9(a) and shall have provided ACOTE and CAPTE with written notice of the transactions contemplated by this Agreement.
(d)    Seller and Buyer shall have received a DOE Pre-Acquisition Review Letter that does not: (i) require the Buyer or the School to post a letter of credit or similar form of financial protection in an amount exceeding 25% of the Title IV Program funds received by the School in its most recently completed fiscal year; or (ii) restrict the ability of the School to add new Title IV-eligible campuses, add new Title IV-eligible educational programs, or modify existing Title IV-eligible educational programs for a period not longer than is required for the DOE to accept and review the School’s financial statements and Title IV compliance audit covering one complete fiscal year of the School’s uninterrupted Title IV Program participation under the ownership of Buyer, with such fiscal year commencing following the issuance by DOE of a PPPA.
(e)    No Required Pre-Closing Educational Consent from any Educational Agency other than the DOE shall include conditions that would substantially, materially and adversely affect the operation and business of the Company as presently operated and conducted. For example and the avoidance of doubt, growth restrictions would not constitute such a condition.
7.2    Conditions to Obligations of Seller. The obligations of Seller to consummate the transactions contemplated by this Agreement are subject to the satisfaction or waiver (if permitted by applicable Law) at or prior to the Closing of each of the following conditions:
(a)    The Fundamental Representations made by Buyer shall have been true and correct in all material respects on and as of the date hereof and on and as of the Closing Date with the same effect as though made at and as of such date;
(b)    Buyer will have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Closing Date;
(c)    Seller will have received a certificate signed by an appropriate representative of Buyer to the effect that the conditions in Sections 7.2(a) and 7.2(b) have been satisfied; and
(d)    Buyer shall have delivered or caused to be delivered each of the items specified in Section 3.3 to Seller.
7.3    Conditions to Obligations of Buyer. The obligations of Buyer to consummate the transactions contemplated by this Agreement are subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions:
(a)    (i) The representations and warranties of Seller and the Company contained in ARTICLE IV (excluding the Fundamental Representations) shall be true and correct (without giving effect to any materiality or Material Adverse Effect qualifications therein) on and as of the date hereof and on and as of the Closing Date as though made at and as of such date, except for such failures to be true and correct, as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; and (ii) the Fundamental Representations made by Seller and the Company shall be true and correct on and as of the date hereof and on and as of the Closing Date as though made at and as of such date; provided, however, that representations and warranties that are made as of a particular date or covering a particular period will be true and correct (in the manner set forth above) only as of such date of for such period;
(b)    Each of Seller and the Company will have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Closing Date;
(c)    Since the date of this Agreement, there shall not have occurred and be continuing any event, occurrence or development that, individually or in the aggregate, has had a Material Adverse Effect;
(d)    Buyer will have received a certificate signed by an appropriate representative of the Company and by an appropriate representative of Seller to the effect that the conditions in Sections 7.3(a), 7.3(b) and 7.3(c) have been satisfied; and
(e)    Seller and the Company shall have delivered or caused to be delivered to Buyer each of the items required by Section 3.2.
7.4    Frustration of Closing Conditions. No party hereto may rely on the failure of any condition set forth in Section 7.1, Section 7.2 or Section 7.3, as the case may be, to be satisfied if such failure was caused by such party’s failure to comply with its obligations to consummate the transactions contemplated by this Agreement.
ARTICLE VIII
TERMINATION OF AGREEMENT
8.1    Termination. Notwithstanding any other provision of this Agreement, this Agreement may be terminated at any time prior to the Closing:
(a)    By mutual written consent of Seller and Buyer;
(b)    By Buyer if a material breach of any provision of this Agreement has been committed by Seller or the Company and such breach has not been waived in writing or, if capable of being cured, cured within 15 days after notice of such breach is delivered by Buyer;
(c)    By Seller if a material breach of any provision of this Agreement has been committed by Buyer and such breach has not been waived in writing or, if capable of being cured, cured within 15 days after notice of such breach is delivered by Seller;
(d)    By Buyer or Seller, if Closing has not been consummated by December 31, 2018 (the “Termination Date”); provided, however, that if the only conditions to Closing not satisfied are the conditions set forth in Section 7.1(b), Section 7.1(c), and/or Section 7.1(d), then either party may extend the Termination Date by written notice to the other party to a date not later than April 11, 2019, so long as the party seeking to extend this Agreement is not then in material breach of or default of any of its covenants, agreements or other obligations contained in this Agreement;
(e)    By Buyer or Seller, if: (i) any Educational Agency has definitively determined that it will not issue any of the Pre-Closing Educational Consents on Schedule 6.9(a), and such determination is not subject to Educational Agency appeal or reconsideration; or (ii) a court of competent jurisdiction has issued an order prohibiting the consummation of the transaction and that order has become final, including a permanent injunction; or
(f)    By Buyer or Seller on or after April 11, 2019, if the Closing shall not have been consummated.
8.2    Effect of Termination.
(a)    If this Agreement is terminated pursuant to this ARTICLE VIII, (a) each party will redeliver all documents, work papers and other material of any other party relating to the transactions contemplated hereby, whether so obtained before or after the execution hereof, to the party furnishing the same, and (b) all further obligations of the parties under this Agreement shall terminate without further liability of any party to any other party, except that each party shall have all rights and remedies permitted hereunder and under the other Transaction Documents in respect of any losses resulting from any breach (other than a breach of a representation and warranty that arises from an event occurring or facts first becoming known after the date hereof and that is not the result of a breach by a party of its covenants hereunder) or failure by another party hereto or thereto to perform its obligations hereunder or thereunder prior to the termination of this Agreement; provided, however, that the rights and obligations of the parties under ARTICLE I (Definitions), Section 6.2 (Confidentiality), this Section 8.2 (Effect of Termination), Section 9.7(b) (Specific Performance) and ARTICLE XI (Miscellaneous) shall survive such termination.
(b)    If this Agreement is terminated pursuant to this ARTICLE VIII, then any claim by a party under this Agreement or and under the Transaction Documents in respect of any losses resulting from any breach (other than a breach of a representation and warranty that arises from an event occurring or facts first becoming known after the date hereof and that is not the result of a breach by a party of its covenants hereunder) or failure by another party hereto or thereto to perform its obligations hereunder or thereunder must be made in writing to the other party within 45 days of the termination of this Agreement.
ARTICLE IX
REMEDIES
9.1    Survival. The representations, warranties, covenants and agreements of Seller, the Company and Buyer, as applicable, contained in this Agreement will survive the Closing Date but only to the extent specified below:
(a)    (i) all covenants and agreements that contemplate the performance thereof prior to the Closing Date will survive the Closing Date until the 12-month anniversary of the Closing Date, at which point such covenants and agreements and any claim for indemnification brought by Buyer or Seller, as applicable, on account thereof will expire and terminate, except for pending Claims and pending Buyer Claims, as applicable; and (ii) all covenants and agreements that contemplate the performance thereof following the Closing Date will survive the Closing Date in accordance with their respective terms; and
(b)    all representations and warranties will survive the Closing Date until the 12-month anniversary of the Closing Date, at which point such representations and warranties and any claim for indemnification brought by Buyer or Seller, as applicable, on account thereof will expire and terminate, except for pending Claims and pending Buyer Claims, as applicable; provided, however, that: (i) the Fundamental Representations shall survive indefinitely; (ii) the representations and warranties set forth in Section 4.6 (Taxes) (and so much of Section 4.17 as relates to Taxes) shall survive until 30 days after the expiration of the applicable Tax statute of limitations (or, if earlier, seven years); and (iii) the representations and warranties set forth in Section 4.11 (Compliance with Educational Laws) shall survive until the 30-month anniversary of the Closing Date.
9.2    Indemnification by Buyer. Subject to the limitations set forth in this ARTICLE IX, from and after the Closing, Buyer will indemnify and hold harmless Seller and its successors and permitted assigns, and the officers, employees, directors, managers, members, partners and stockholders of Seller and their heirs and personal representatives, and their respective Affiliates (collectively, “Seller Indemnitees”) from and against, and will pay to Seller Indemnitees the amount of, any actual damages incurred by any Seller Indemnitee following the Closing Date caused by (a) any breach of or inaccuracy in the representations and warranties of Buyer contained in this Agreement, or (b) any non-performance or breach of the covenants or agreements of Buyer contained in this Agreement.
9.3    Indemnification by Seller. Subject to the limitations set forth in this ARTICLE IX, from and after the Closing, Seller shall indemnify and hold harmless Buyer and its successors and permitted assigns, and the officers, employees, directors and stockholders of Buyer, and its and their respective Affiliates (collectively, the “Buyer Indemnitees”), from and against, and will pay to the Buyer Indemnitees the amount of, any actual damages incurred by any of the Buyer Indemnitees following the Closing Date caused by (a) any breach of or inaccuracy in the representations and warranties contained in ARTICLE IV of this Agreement, (b) any failure of Seller or the Company to perform its covenants and agreements hereunder or under any Transaction Document, and (c) the case captioned “Hemingway et al v. University of St. Augustine for Health Sciences, Inc. (Circuit Court of St. John’s County, Florida, Case No. CA13-1255)” and any existing or future claims relating to the Company’s Master of Orthopedic Physician’s Assistant program, but only to the extent the Company has first sought indemnification for such damages from Paris under Section 12.01 of the Paris Purchase Agreement and been unable to collect after using its reasonable best efforts, and then in such case only to the extent of any such unpaid amount.
9.4    Exclusive Remedy. From and after the Closing, except for claims arising from actual fraud, the sole and exclusive remedies of the parties for any losses based upon, arising out of or otherwise in respect of the matters set forth in this Agreement (including representations, warranties, covenants and agreements) and the transactions contemplated hereby, whether based in contract or tort, or whether at law or in equity, are the indemnification and reimbursement obligations of the parties set forth in this ARTICLE IX. The provisions of this Section 9.4 shall not, however, prevent or limit a cause of action under Section 9.7 or to obtain an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the terms and provisions hereof.
9.5    Limitations on Indemnification Payments. Notwithstanding anything in this Agreement to the contrary, the right of Seller Indemnitees and the Buyer Indemnitees (collectively, the “Indemnitees”) to indemnification is limited as follows:
(a)    Indemnification payments to an Indemnitee in respect of any loss shall be: (i) limited to the amount of any liability or damage that remains after deducting therefrom any insurance proceeds and any indemnity, contribution or other similar payment received or reasonably expected to be received by the Indemnitee in respect of any such claim; and (ii) reduced by the amount of any net cash Tax benefit realized by such Indemnitee as a result of such loss (taking into account any decreased amortization arising from the receipt of the related indemnity payment). The Indemnitee shall use its reasonable best efforts to recover under insurance policies or indemnity, contribution or other similar agreement for any losses.
(b)    The Indemnitees shall not be entitled to indemnification for losses that are not reasonably foreseeable as of the date hereof.
(c)    No Indemnitee shall be entitled to be compensated more than once for the same loss.
(d)    Subject to Section 9.5(e), the indemnification provided for in Section 9.3(a) shall be subject to the following limitations:
(i)    the Buyer Indemnitees shall be entitled to indemnification pursuant to Section 9.3(a) on account of any losses to the extent (but only to the extent) that the aggregate amount of all losses actually incurred by the Buyer Indemnitees exceeds $2,000,000 (the “Basket”), and then only to the extent of the excess up to a maximum of $2,000,000 (the “Cap”);
(ii)    with respect to any claim as to which an Indemnitee may be entitled to indemnification hereunder, the Indemnifying Party shall not be liable for any individual or series of related losses that do not exceed $150,000 (which losses shall not be counted toward the Basket); and
(iii)    the Buyer Indemnitees shall be entitled to indemnification for losses in excess of the Cap exclusively from the insurer pursuant to the R&W Policy and from no other source or Person.
(e)    The limitations set forth in Section 9.5(d) shall be increased as follows in respect of indemnification for:
(i)    losses caused by a breach of or inaccuracy in a representation or warranty due to a fact becoming known or an event occurring or not occurring after the date hereof to be breached or inaccurate as of the Closing Date, to the extent (but only to the extent) that the aggregate amount of all such losses actually incurred by the Buyer Indemnitees exceeds the Basket and then only to the extent of the excess up to a maximum of the amount that is equal to $7,000,000 plus the amount, if any, of the $2,000,000 indemnification provided for in Section 9.5(d)(i) that is not used (at any time) to satisfy other indemnification claims made by Buyer Indemnitees; and
(ii)    losses caused by any breach of or inaccuracy in Section 4.11 (Compliance with Education Laws) to the extent (but only to the extent) that the aggregate amount of all losses actually incurred by the Buyer Indemnitees exceeds the Basket and then only to the extent of the excess up to a maximum of $2,500,000, plus the amount, if any, of the $2,000,000 indemnification provided for in Section 9.5(d)(i) and of the $7,000,000 indemnification provided for in Section 9.5(e)(i) that are not used (at any time) to satisfy other claims made by Buyer Indemnitees; and
(iii)    losses caused by any breach of or inaccuracy in a representation or warranty set forth in Section 4.11 (Compliance with Education Laws) that is excluded from the coverage provided by the R&W Policy pursuant to Section 4(f) thereof, to the extent (but only to the extent) that the aggregate amount of all losses actually incurred by the Buyer Indemnitees exceeds the Basket and then only to the extent of the excess up to a maximum of $10,000,000, plus the amount, if any, of the $2,000,000 indemnification provided for in Section 9.5(d)(i), of the $7,000,000 indemnification provided for in Section 9.5(e)(i) and of the $2,500,000 indemnification provided for in Section 9.5(e)(ii) that are not used (at any time) to satisfy other claims made by Buyer Indemnitees; and
(iv)    losses caused by: (x) any breach of or inaccuracy in the Fundamental Representations or in Section 4.6 (Taxes) (and so much of Section 4.18 as relates to Taxes); (y) the matters referred to in Sections 9.3(b) and 9.3(c); or (z) in the case of Seller’s or the Company’s actual fraud (in each case, it being understood that there shall be no limitation on the liability of Seller).
For the avoidance of doubt, in no event shall Seller’s aggregate liability for indemnification under Section 9.3(a) exceed $25,000,000, except for losses described in Section 9.5(e)(iv).
(f)    For purposes of this ARTICLE IX, any inaccuracy in or breach of any representation or warranty, other than the representations and warranties set forth in Section 4.5 (Financial Statements), Section 4.14 (Material Contracts) (but only as it relates to the definition of Material Contracts) and Section 4.18(a) (Conduct of Business), shall be determined without regard to any materiality, Material Adverse Effect or other similar qualification contained in or otherwise applicable to such representation or warranty.
(g)    The Buyer Indemnitees shall not be entitled to indemnification pursuant to Section 9.2 for losses to the extent that any Buyer Indemnitee has been compensated therefor pursuant to Section 2.3.
(h)    After becoming aware of any event or occurrence that could reasonably be expected to give rise to an indemnification right hereunder, each Person entitled to indemnification shall take commercially reasonable steps to mitigate all losses arising therefrom.
(i)    After becoming aware of any loss giving rise to a claim for indemnification, each person entitled to indemnification shall use its reasonable best efforts to pursue any recovery to which it may be entitled under the R&W Policy; provided, however, that a failure to recover under the R&W Policy shall not prevent any Buyer Indemnified Party from asserting any claim for losses against Seller pursuant to and in accordance with this ARTICLE IX.
9.6    Procedures.
(a)    Notice of Losses by Seller Indemnitee. As soon as reasonably practicable after a Seller Indemnitee has actual knowledge of any claim pursuant to Section 9.2 (but in any event, within 30 days) that may result in a loss (a “Claim”), Seller shall give notice thereof (a “Claims Notice”) to Buyer. A Claims Notice must describe the Claim in reasonable detail, include written evidence thereof, and set forth Seller’s good faith calculation of the loss that has been suffered by the applicable Seller Indemnitee. No delay in or failure to give a Claims Notice by Seller to Buyer pursuant to this Section 9.6(a) will adversely affect any of the other rights or remedies that Seller Indemnitees have under this Agreement, or alter or relieve Buyer of its obligation to indemnify the applicable Seller Indemnitee subject to the limitations set forth in ARTICLE IX, except to the extent that Buyer is materially prejudiced thereby. Buyer shall respond to Seller (a “Claim Response”) within 30 days (the “Response Period”) after the date that the Claims Notice is received by Buyer. Any Claim Response must specify whether Buyer disputes the Claim described in the Claims Notice (or the amount of losses set forth therein). If Buyer fails to give a Claim Response within the Response Period, Buyer will be deemed not to dispute the Claim described in the related Claims Notice. If Buyer elects not to dispute a Claim described in a Claims Notice, whether by failing to give a timely Claim Response or otherwise, then the amount of losses alleged in such Claims Notice with respect to such undisputed Claim will be conclusively deemed to be an obligation of Buyer, and Buyer shall pay, in cash, to Seller (for the benefit of the applicable Seller Indemnitee(s)) within 10 days after the last day of the applicable Response Period, the amount specified in the Claims Notice with respect to such undisputed Claim. If Buyer delivers a Claim Response within the Response Period indicating that it disputes one or more of the Claims identified in the Claims Notice, Buyer and Seller shall promptly meet and use their commercially reasonable efforts to settle the dispute. If Buyer and Seller are unable to reach agreement within 30 days after the conclusion of the Response Period, then either Buyer or Seller may resort to other legal remedies subject to the limitations contained in this ARTICLE IX.
(b)    Notice of Losses by Buyer Indemnitee. As soon as reasonably practicable after a Buyer Indemnitee has actual knowledge of any claim pursuant to Section 9.3 (but in any event within 30 days) that may result in a loss (a “Buyer Claim”), then Buyer shall give notice thereof (a “Buyer Claim Notice” and together with a Claims Notice, a “Notice”) to Seller. A Buyer Claim Notice must describe the Buyer Claim in reasonable detail, include written evidence thereof and set forth Buyer’s good faith calculation of the loss that has been suffered by a Buyer Indemnitee. No delay in or failure to give a Buyer Claims Notice by Buyer to Seller pursuant to this Section 9.6(b) will adversely affect any of the other rights or remedies that a Buyer Indemnitee has under this Agreement, or alter or relieve Seller of its obligation to indemnify a Buyer Indemnitee subject to the limitations set forth in this ARTICLE IX, except to the extent that Seller is materially prejudiced thereby. Seller shall respond to Buyer (a “Dispute Notice”) within 30 days (the “Dispute Period”) after the date the Buyer Claim Notice is received by Seller. Any Dispute Notice must specify whether Seller disputes a Buyer Claim described in a Buyer Claim Notice (or the amount of losses set forth therein). If Seller fails to give a Dispute Notice within the Dispute Period, Seller will be deemed not to dispute the Buyer Claim described in the Buyer Claim Notice. If Seller elects not to dispute a Buyer Claim described in a Buyer Claim Notice, whether by failing to give a timely Dispute Notice or otherwise, then the amount of losses alleged in such Buyer Claims Notice with respect to such undisputed Buyer Claim will be conclusively deemed to be an obligation of Seller, and Seller shall pay, in cash, to Buyer (for the benefit of the applicable Buyer Indemnitee(s)) within 10 days after the last day of the applicable Response Period, the amount specified in the Buyer Claims Notice with respect to such undisputed Buyer Claim. If Seller delivers a Dispute Notice to Buyer within the Dispute Period, Buyer and Seller shall promptly meet and use their commercially reasonable efforts to settle the dispute as to whether and to what extent the Buyer Indemnitees are entitled to reimbursement on account of such Buyer Claim. If Buyer and Seller are unable to reach an agreement within 30 days after Buyer receives such Dispute Notice, then either Buyer or Seller may resort to other legal remedies subject to the limitations contained in this ARTICLE IX. For all purposes of this ARTICLE IX (including those pertaining to disputes under Section 9.6(a) and this Section 9.6(b)), Buyer and Seller shall cooperate with, and make available to, each other and their respective representatives all information, records and data, and shall permit reasonable access to their respective facilities and personnel, as may be reasonably required in connection with the resolution of such disputes.
(c)    Opportunity to Defend Third Party Claims. Subject to Section 10.4, in the event of any claim by a third party against a Buyer Indemnitee or Seller Indemnitee for which indemnification is available hereunder, the party from whom indemnification is being sought (the “Indemnifying Party”), has the right, exercisable by notice to Buyer or Seller, as applicable, within 60 days of receipt of a Notice from Buyer or Seller, as applicable, to assume and conduct the defense of such claim with counsel selected by the Indemnifying Party. If the Indemnifying Party has assumed such defense, the Indemnitee shall have the right to participate in the defense thereof, it being understood that the Indemnifying Party will not be liable for any legal expenses subsequently incurred by any Indemnitee in connection with the defense of such claim. If, under applicable standards of professional conduct, a conflict with respect to any significant issue between any Indemnifying Party and any Indemnitee exists in respect of such third party claim or there are legal defenses available to an Indemnitee that are different from or additional to those available to the Indemnifying Party, the Indemnifying Party shall pay the reasonable fees and expenses of one counsel retained by such Indemnitee. If the Indemnifying Party does not assume the defense of any third party claim in accordance with this Section 9.6(c), fails to properly notify the other party of its election to defend as provided in this Section 9.6(c), or fails to diligently prosecute the defense of such third‑party claim, the Indemnitee may continue to defend such claim at the sole cost and expense of the Indemnifying Party (subject to the limitations set forth in this ARTICLE IX) and the Indemnifying Party may still participate in, but not control, the defense of such third party claim at the Indemnifying Party’s sole cost and expense. In such case, the Indemnitee will not consent to the entry of any judgment arising from any such claim without the prior written consent of the Indemnifying Party (such consent not to be unreasonably withheld, conditioned or delayed). Except with the prior written consent of the Indemnitee (such consent not to be unreasonably withheld, conditioned or delayed), no Indemnifying Party, in the defense of any claim, will consent to the entry of any judgment that: (i) provides for injunctive or other nonmonetary relief affecting the Indemnitee; or (ii) does not include as an unconditional term thereof the giving by each claimant or plaintiff to such Indemnitee of a release from all liability with respect to such claim. The party responsible for the defense of such third party claim (the “Responsible Party”) shall, to the extent reasonably requested by the other party, keep such other party informed as to the status of such claim. With respect to a third party claim, Buyer and Seller shall make reasonably available to each other and their representatives all books and records relating to such third party claim and shall reasonably cooperate with each other in the defense of the third party claim.
Notwithstanding anything else in this Agreement, any claims asserted by an Educational Agency or Governmental Authority for which indemnification may be available hereunder, shall be controlled and managed jointly by the Parties, with counsel reasonably acceptable to each of them. In connection with the management of any such claim, the Parties shall enter into a joint defense agreement in customary form reasonably acceptable to each of them to protect privileged communications and confidential information. No such claim may be settled without the prior written consent of each of the indemnified and indemnifying parties, which consents shall not be unreasonably withheld, conditioned or delayed.
(d)    Settlement. The Responsible Party shall promptly notify the other party of each settlement offer with respect to a third party claim. Such other party shall promptly notify the Responsible Party whether it is willing to accept the proposed settlement offer. If the Responsible Party is willing to accept the proposed settlement offer but the other party refuses to accept it, then if: (i) such settlement offer requires only the payment of money damages and provides a complete release of all Indemnitees that are a party to such third party claim with respect to the subject matter thereof; and (ii) the Responsible Party agrees in writing that the amount of such proposed settlement constitutes losses that are reimbursable, subject to the other provisions of this Agreement, then the amount payable to the Indemnitees with respect to such third party claim will be limited to the amount of such settlement offer.
9.7    Specific Performance.
(a)    Each party’s obligations under this Agreement (including the obligation to consummate the Closing assuming that all applicable conditions have been met or waived) are unique. If any party should breach this Agreement, the parties each acknowledge that it would be extremely impracticable to measure the resulting damages; accordingly, subject to Section 9.7(b), the nonbreaching party or parties, in addition to any other available rights or remedies they may have under the terms of this Agreement or that are available at law or equity, shall be entitled to specific performance and/or to obtain an injunction or injunctions (without the posting of any bond) to compel the other party or parties to perform its obligations under this Agreement (including to close, assuming that all applicable conditions have been met or waived), and each party expressly waives the defense that a remedy in damages will be adequate.
(b)    In furtherance of the foregoing, the parties hereby further acknowledge and agree that prior to the valid termination of this Agreement, Seller shall be entitled to specific performance to cause Buyer to draw down the full proceeds of the Equity Commitment Letter and to cause Buyer to consummate the transactions contemplated hereby including to effect the Closing in accordance with Section 2.1, on the terms and subject to the conditions in this Agreement and the Equity Commitment Letter, if (and only if): (i) all conditions in Sections 7.1 and 7.3 (other than those conditions that by their nature are to be satisfied at the Closing, but each of which is capable of being satisfied at the Closing) have been satisfied or waived on the date the Closing is required to have occurred pursuant to Section 3.1; (ii) Seller has provided written notice to Buyer confirming that it is ready, willing and able for the Closing to occur and the transactions contemplated hereby to be consummated; and (iii) Buyer fails to complete the Closing by the date the Closing is required to have occurred pursuant to Section 3.1.
(c)    The parties hereby agree that the provisions set forth in Section 8.2: (i) are not intended to and do not adequately compensate for the harm that would result from a breach of this Agreement; and (ii) shall not be construed to diminish or otherwise impair in any respect any party’s right to specific performance.
9.8    Subrogation. Upon making any indemnity payment pursuant to Section 9.2 or Section 9.3, as applicable, the Indemnifying Party shall be subrogated to all rights of the Indemnitee, as applicable, against any third party in respect of the losses to which the payment related (including against Paris under the Paris Purchase Agreement). The parties hereto will execute upon request all instruments reasonably necessary to evidence and perfect the above described subrogation rights.
9.9    Adjustment to Purchase Price. All indemnification payments made pursuant to this ARTICLE IX will be treated as an adjustment to the Purchase Price unless otherwise required by applicable Law.
ARTICLE X
TAX MATTERS
10.1    Cooperation; Audits.
(a)    In connection with the preparation of Tax Returns, audit examinations, and any administrative or judicial proceedings relating to the Tax liabilities imposed on or with respect to the Company for all Tax periods ending on or before the Closing Date (“Pre-Closing Tax Periods”), Buyer, on the one hand, and Seller, on the other hand, shall reasonably cooperate with each other, including the furnishing or making available during normal business hours of records, personnel (as reasonably required), books of account, powers of attorney or other materials necessary or helpful for the preparation of such Tax Returns, the conduct of audit examinations or the defense of claims by Taxing Authorities as to the imposition of Taxes. Buyer shall and shall cause the Company to (i) retain all books and records with respect to Tax matters pertinent to the Company relating to any taxable period beginning before the Closing Date until the expiration of the applicable statute of limitations (and, to the extent notified by Seller, any extension thereof) for the respective taxable periods, and to abide by all record retention agreements entered into with any Taxing Authority and (ii) give Seller reasonable notice prior to transferring, destroying or discarding any such books and records and shall allow Seller to take possession of such books and records.
(b)    Buyer and Seller shall, upon the other’s request, use their commercially reasonable efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed with respect to the transactions contemplated hereby.
10.2    Tax Returns. Seller shall cause to be prepared all income or similar Tax Returns, if any, required to be filed by the Company for any Pre-Closing Tax Period as promptly as practicable after the Closing Date. Such Tax Returns shall be prepared in a manner consistent with past practices, unless otherwise required by applicable Law. At least 30 calendar days prior to the due date of any such Tax Return, Seller shall provide to Buyer for review and comment drafts of all such Tax Returns required to be filed after the Closing Date. Seller shall consider in good faith any change reasonably requested by Buyer to such draft Tax Returns. Buyer shall cause the Company to timely file such Tax Returns. Seller shall cause to be timely paid all Taxes shown as due and owing on such Tax Returns, but only to the extent such Taxes for any such Tax Return exceed the accrual for such Taxes included as a liability in the computation of Closing Working Capital.
10.3    Proration; Property Taxes. For purposes of this Agreement, in the case of any Tax period beginning before and ending after the Closing Date (“Straddle Period”), the portion of Taxes imposed with respect to the portion of such period ending on the Closing Date shall: (a) in the case of ad valorem or similar Taxes imposed on a periodic basis, be equal to the amount of such Taxes for the entire Straddle Period multiplied by a fraction the numerator of which is the number of calendar days during the portion of such Straddle Period ending on the Closing Date and the denominator of which is the number of calendar days in the entire Straddle Period; and (b) in the case of other Taxes, be computed as if such Straddle Period period ended as of the end of the day on the Closing Date on a deemed closing of the books basis; provided, that exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions) shall be allocated between the period ending on the Closing Date and the period beginning after the Closing Date in proportion to the number of days in each period. Buyer shall prepare, or cause to be prepared, all non-income Tax Returns, if any, required to be filed by the Company, but not filed as of the Closing Date, for any Pre-Closing Tax Period and any Straddle Period. Such Tax Returns shall be prepared and filed in accordance with Section 10.2, mutatis mutandis. Seller shall timely pay to Buyer the amount of Taxes shown as due and owing on such Tax Returns for any Pre-Closing Tax Period, and the amount allocable to a Pre-Closing Tax Period for any Straddle Period, but only to the extent such Taxes for any such Tax Return exceed the accrual for such Taxes included as a liability in the computation of Closing Working Capital.
10.4    Controversies. Notwithstanding Section 9.6(c), this Section 10.4 shall control any inquiries, assessments, proceedings or similar events with respect to Taxes. Buyer shall promptly notify Seller: (a) upon receipt by Buyer or any Affiliate of Buyer of any notice of any inquiries, assessments, proceedings or similar events received from, or on behalf of, any Taxing Authority with respect to Taxes of the Company for which Seller may be required to reimburse any Buyer Indemnitee pursuant to this Agreement; or (b) prior to Buyer or any Affiliate of Buyer making any voluntary contact with any Taxing Authority relating to a failure of the Company to file a Tax Return or pay Taxes for any Pre-Closing Tax Period (any matter set forth in clause (a) or (b), a “Tax Matter”); provided, however, that the failure to provide such notice with respect to subclause (a) will not affect Buyer’s right to indemnification under this Agreement except to the extent that Seller’s defense of such Tax Matter is prejudiced by such failure. Seller may participate in and, if such Tax Matter relates solely to a Tax for which Seller may be liable and upon notice to Buyer within 30 days of receipt of Buyer’s original notice, assume the defense of such Tax Matter. If Seller assumes such defense: (i) Seller shall have the authority, with respect to such Tax Matter, to represent, at its own expense, the interests of the Company before the relevant Taxing Authority and Seller shall have the right to control the defense, compromise or other resolution of any such Tax Matter subject to the limitations contained herein, including responding to inquiries, and contesting, defending against and resolving any assessment for additional Taxes or notice of Tax deficiency or other adjustment of Taxes of, or relating to, such Tax Matter; (ii) Buyer shall have the right (but not the duty) to participate in the defense of such Tax Matter and to employ counsel, solely at its own expense, separate from the counsel employed by Seller; (iii) Seller shall not enter into any settlement of or otherwise compromise such Tax Matter to the extent that it materially adversely affects the Tax liability of Buyer, the Company or any Affiliate of the foregoing without the prior written consent of Buyer, which consent shall not be unreasonably withheld, conditioned or delayed; and (iv) Seller, if it has assumed the defense, shall keep Buyer informed with respect to the commencement, status and nature of such Tax Matter, and will reasonably cooperate with Buyer and consult with it regarding the conduct of or positions taken in any such proceeding. If Seller does not assume the defense of any Tax Matter, or if any Tax Matter does not relate solely to a Tax for which Seller may be liable, then: (A) Buyer shall not enter into any settlement or otherwise compromise such Tax Matter to the extent it adversely affects the Tax liability of Seller without the prior written consent of Seller, which consent shall not be unreasonably withheld, conditioned or delayed; (B) Seller shall have the right (but not the duty) to participate in the defense of such Tax Matter and to employ counsel, solely at its own expense, separate from counsel employed by Buyer, and (C) Buyer shall keep Seller informed with respect to the commencement, status and nature of such Tax Matter, and will reasonably cooperate with Seller and consult with it regarding the conduct of or positions taken in such Tax Matter.
10.5    Amendment of Tax Returns. Except as provided by Sections 10.2 and 10.4, neither Buyer nor any of its Affiliates shall amend, refile, revoke or otherwise modify any Tax Return or Tax election of the Company with respect to a Pre‑Closing Tax Period to the extent that such amendment, refiling, revocation or modification could increase Seller’s liability for income Taxes for Pre‑Closing Tax Periods without the prior written consent of Seller, which consent shall not be unreasonably withheld, conditioned or delayed.
10.6    Certain Taxes. All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) incurred in connection with the transactions contemplated by this Agreement (collectively, “Transfer Taxes”) will be borne by Buyer, when due, and all necessary Tax Returns and other documentation with respect to Transfer Taxes will be prepared and filed by Buyer at its expense.
10.7    Refunds or Credits. Buyer shall pay to Seller all Tax refunds or credits received by it for any Pre-Closing Tax Period (including interest paid therewith), if any, except to the extent such amounts are included in the Closing Working Capital. Buyer shall pay to Seller the amount of any such refund or credit, net of any Taxes and/or reasonable expenses incurred in connection with the filing, receipt or payment thereof, within 10 days after receipt of such refund or use of such credit. Buyer shall reasonably cooperate, and shall cause the Company to reasonably cooperate, with Seller in claiming such Tax refunds, credits or reductions reasonably requested by Seller in writing in specific detail.
10.8    Allocation. Buyer and Seller agree that the Purchase Price and the liabilities of the Company shall be allocated among the assets of the Company for all purposes (including Tax and financial accounting) in accordance with Schedule 10.8. Each party agrees that neither it nor the Company will, in Tax Returns or elsewhere, take a position inconsistent with the allocation provided in Schedule 10.8.
ARTICLE XI
MISCELLANEOUS AND GENERAL
11.1    Expenses. Except as otherwise specifically provided in this Agreement, the parties shall bear their own respective expenses incurred in connection with the preparation, execution and performance of this Agreement and the consummation of the transactions contemplated hereby, including, without limitation, all fees and expenses of their respective representatives.
11.2    Non-Recourse. No past or present director, officer, employee, incorporator, agent, attorney or other representative of the Company or Seller shall have any personal liability for any representations, warranties, obligations or liabilities of the Company or Seller under this Agreement, the Schedules or any certificate delivered pursuant to this Agreement. No past or present director, officer, employee, incorporator, agent, attorney or other representative of Buyer shall have any personal liability for any representations, warranties, obligations or liabilities of Buyer under this Agreement, the Schedules or any certificate delivered pursuant to this Agreement
11.3    Projections. In connection with Buyer’s investigation of the Company, Buyer may have received, or may receive, from Seller, the Company and/or their respective representatives certain estimates, projections and other forecasts for the Company’s business, and certain business plan and budget information. Buyer acknowledges that (a) there are uncertainties inherent in attempting to make such estimates, projections, forecasts, plans and budgets, (b) Buyer is familiar with such uncertainties, (c) Buyer is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to it, and (d) Buyer will not assert any claim against, or attempt to hold liable, Seller, the Company or any of their respective directors, officers, employees, Affiliates or representatives with respect thereto.
11.4    Exhibits and Schedules. The Exhibits and Schedules to this Agreement constitute an integral part of this Agreement and are hereby incorporated and made a part hereof as if set forth in full herein. No disclosure on a Schedule relating to a possible breach or violation of any Contract, Law or Governmental Order shall be construed as an admission or indication that such breach of violation exists or has occurred. The Schedules may include items and information that are not “material” relative to the entire business of the Company, taken as a whole, and such inclusion shall not be deemed to be an acknowledgment or agreement that any such item or information (or any non-disclosed item or information of comparable or greater significance) is “material” or to further define the meaning of such term for purposes of this Agreement or otherwise. Matters reflected in the Schedules are not necessarily limited to matters required by this Agreement to be disclosed in the Schedules. The Company Disclosure Schedules are arranged in paragraphs corresponding to the lettered and/or numbered paragraphs contained in ARTICLE IV; provided, however, that any information disclosed in the Company Disclosure Schedules under any section number will be deemed to be disclosed and incorporated into any other section of the Schedules where such disclosure would be appropriate and reasonably apparent on its face. Any headings set forth in the Schedules are for convenience of reference only and shall not affect the meaning or interpretation of any of the disclosures set forth in the Schedules. All references to Schedules in this Section 11.4 shall be to the Schedules as the same may be modified or supplemented hereunder.
11.5    Successors and Assigns. This Agreement is binding upon and inures to the benefit of the parties hereto and their respective successors and permitted assigns, but is not assignable by any party without the prior written consent of the other parties hereto; provided, however, that Buyer may assign its rights and obligations under this Agreement to any of its current or future Affiliates who assume all obligations of Buyer under this Agreement and agree to be bound by the terms hereof; provided, further, however, that no such assignment shall relieve Buyer of its obligations under this Agreement or any of the other Transaction Documents.
11.6    Third Party Beneficiaries. Except as set forth in Section 6.5, each party hereto intends that this Agreement not benefit or create any right or cause of action in or on behalf of any Person other than the parties hereto.
11.7    Notices. Unless otherwise provided in this Agreement, any notice required or permitted under this Agreement shall be given in writing and shall be deemed effectively given upon the earlier of (a) personal delivery to the party to be notified, (b) the next Business Day after dispatch via nationally recognized overnight courier, all addressed to the party to be notified at the address indicated for such party below, or at such other address as such party may designate by 10 Business Days’ advance written notice to the other parties or (c) if receipt is confirmed (whether electronically, automatically or otherwise), by telecopier or e-mail. Notices should be provided in accordance with this Section 11.7 at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 11.7):
If to the Company (prior to Closing) or Seller:
Exeter Street Holdings, LLC

c/o Laureate Education, Inc.

650 South Exeter Street

Baltimore, Maryland 21202

Attention: General Counsel

Facsimile: (410) 843-8544

E-mail:
victoria.sibley@laureate.net
with a copy (which shall not constitute notice) to:
Drinker Biddle & Reath LLP

1500 K Street, NW – Suite 1100

Washington, DC 20005

Attention: John R. Przypyszny, Esq.

Facsimile: (202) 842-8465

E-mail: john.przypyszny@dbr.com
If to the Company (after Closing) or Buyer:
University of St. Augustine Acquisition Corp.

c/o Altas Partners LP

79 Wellington Street West

Suite 3500, P.O. Box 357

Toronto, ON M5K 1K7

Attention: Andrew Sheiner and Scott Werry

Facsimile No.: (416) 775-8257

Email:
asheiner@altaspartners.com; swerry@altaspartners.com
with a copy (which shall not constitute notice) to:
Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Attention: Michael E. Weisser, P.C. and Sarah Stasny, P.C.

Facsimile: (212) 446-4900

E-mail: michael.weisser@kirkland.com; sarah.stasny@kirkland.com
11.8    Complete Agreement. This Agreement, together with the exhibits and schedules hereto and the letter agreement, dated as of the date hereof, by and among Buyer, Parent and Seller, constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior understandings and agreements, whether written or oral, and no party shall be liable or bound to any other party in any manner by any warranties, representations or covenants except as specifically set forth herein. In the event of any inconsistency between the statements in the body of this Agreement, the exhibits and schedules (other than an exception expressly set forth as such in the Company Disclosure Schedules), the statements in the body of this Agreement will control.
11.9    Captions. The table of contents, titles and captions used in this Agreement are used for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.
11.10    Time. Time is of the essence with respect to this Agreement.
11.11    Amendment. This Agreement may be amended or modified only by an instrument in writing duly executed by Seller and Buyer.
11.12    Waiver. At any time prior to the Closing Date, Seller and Buyer may (i) extend the time for the performance of any of the obligations or other acts of the parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto or (iii) waive compliance with any of the covenants, agreements or conditions contained herein, to the extent permitted by applicable Law. Any agreement to any such extension or waiver will be valid only if set forth in a writing signed by Seller and Buyer. No waiver by any party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.
11.13    Choice of Law; Venue.
(a)    This Agreement shall be governed by and construed under and the rights of the parties determined in accordance with the Laws of the State of Delaware (without reference to the choice of Law provisions of the State of Delaware).
(b)    Each of the parties hereto irrevocably consents to the service of any process, pleading, notices or other papers by the mailing of copies thereof by registered, certified or first class mail, postage prepaid, to such party at such party’s address set forth herein, or by any other method provided or permitted under the Laws of Delaware.
(c)    To the extent that a party hereto has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, such party hereby irrevocably waives such immunity in respect of its obligations pursuant to this Agreement.
(d)    Each party hereby irrevocably submits to the jurisdiction of any federal or state court located in the State of Delaware (and any appellate court therefrom) over any action or proceeding arising out of or relating to this Agreement and the other Transaction Documents. Each party hereby irrevocably and unconditionally waives and agrees not to plead, to the fullest extent provided by Law, any objection it may have to venue and the defense of an inconvenient forum to the maintenance of such action or proceeding in such courts.
11.14    Waiver of Jury Trial. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY CLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY TRANSACTION OR AGREEMENT CONTEMPLATED HEREBY OR THE ACTIONS OF ANY PARTY HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF
11.15    Severability. Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction will, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision will be interpreted to be only so broad as is enforceable.
11.16    Counterparts; Facsimile or Electronic Signatures. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Facsimile or electronic signatures and signatures of a party to this Agreement or other documents executed in connection herewith that are sent to the other parties by facsimile transmission or pdf shall be deemed originals for all purposes.
11.17    Construction. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. If any ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. The words “include,” “includes” or “including” (or any other tense or variation of the word “include”) in this Agreement shall be deemed to be followed by the words “without limitation.” When reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference shall be to an Article, Section, Exhibit or Schedule of this Agreement unless otherwise indicated. The words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The definitions contained in this Agreement are applicable to the singular as well as to the plural forms of such terms and to the masculine as well as the feminine and neuter genders of such terms.
11.18    Conflict of Interest. If Seller so desires, and without the need for any consent or waiver by the Company or Buyer, DBR is permitted to represent Seller after the Closing in connection with any matter, including without limitation anything related to the transactions contemplated by this Agreement or any disagreement or dispute relating thereto. Without limiting the generality of the foregoing, after the Closing, DBR is permitted to represent Seller or any of its agents and Affiliates in connection with any negotiation, transaction or dispute (“dispute” includes litigation, arbitration or other adversary proceeding) with Buyer, the Company or any of their respective agents or Affiliates under or relating to this Agreement, any transaction contemplated by this Agreement, and any related matter, such as claims for indemnification and disputes involving employment or other agreements entered into in connection with this Agreement. Upon and after the Closing, the Company shall cease to have any attorney-client relationship with DBR, unless and to the extent DBR is specifically engaged in writing by the Company to represent the Company after the Closing and either such engagement involves no conflict of interest with respect to Seller, or Seller consents in writing at the time to such engagement. Any such representation of the Company by DBR after the Closing will not affect the foregoing provisions hereof. For example, and not by way of limitation, even if DBR is representing the Company after the Closing, DBR is permitted simultaneously to represent Seller in any matter, including any disagreement or dispute relating hereto. Furthermore, DBR is permitted to withdraw from any representation of the Company to be able to represent or continue so representing Seller, even if such withdrawal causes the Company or Buyer additional legal expense (such as to bring new counsel “up to speed”), delay or other prejudice.
11.19    Parent Guarantee. Parent unconditionally and irrevocably guarantees as a continuing obligation, the due and punctual payment by Seller of all of the indemnification obligations of Seller to Buyer pursuant to ARTICLE IX up to a maximum aggregate amount of $15,000,000 (the “Seller Obligations”), and if Seller fails to pay any Seller Obligations when due in accordance with the terms and conditions of ARTICLE IX, Parent shall pay such amount (subject to the aggregate limitation of $15,000,000) to Buyer forthwith upon receiving written demand therefor from Buyer. Parent shall be liable under this guarantee as if it were a primary obligor and not merely as a surety. The guarantee hereunder shall be a continuing guarantee and shall remain in full force and effect until all Seller Obligations have been paid in full. More than one demand may be made under this guarantee subject to its aggregate limitation. Demands made from time to time under this guarantee may be enforced irrespective of whether any steps or proceedings are or will be taken against Buyer to recover the indebtedness claimed under this guarantee or whether any other guarantee or security to which Buyer may be entitled in respect thereof is or will be enforced. In furtherance of the foregoing and not in limitation thereof, Parent shall cause Seller to maintain assets that exceed the potential indemnification obligations of Seller to Buyer pursuant to ARTICLE IX.

[Signatures on Following Page]

IN WITNESS WHEREOF, Buyer, Seller, and the Company have caused this Agreement to be executed as of the day and year first above written.
PARENT:    LAUREATE EDUCATION, INC.
By: /s/ Eilif Serck-Hanssen
Name: Eilif Serck-Hanssen
Title: Chief Executive Officer

IN WITNESS WHEREOF, Buyer, Seller, and the Company have caused this Agreement to be executed as of the day and year first above written.
SELLER:    EXETER STREET HOLDINGS, LLC
By: /s/ Victoria E. Silbey
Name: Victoria E. Silbey
Title: Senior Vice President, Secretary, and Chief Legal Officer

IN WITNESS WHEREOF, Buyer, Seller, and the Company have caused this Agreement to be executed as of the day and year first above written.
COMPANY:    UNIVERSITY OF ST. AUGUSTINE FOR     HEALTH SCIENCES, LLC
By: /s/ Vivian Sanchez
Name: Vivian Sanchez
Title: Chief Executive Officer

IN WITNESS WHEREOF, Buyer, Seller, and the Company have caused this Agreement to be executed as of the day and year first above written.
BUYER:    UNIVERSITY OF ST. AUGUSTINE     ACQUISITION CORP.
By: /s/ Andrew Sheiner
Name: Andrew Sheiner
Title: President